Filed by: Brookfield Infrastructure Corporation

(Commission File No. 001-39250)

and

Brookfield Infrastructure Partners L.P.

(Commission File No. 001-33632)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Inter Pipeline Ltd.

This document is important and requires your immediate attention. It should be read in conjunction with the Original Offer to Purchase and Circular (as defined below). If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

Shareholders (as defined below) in the United States should read the “Notice to Shareholders in the United States” on page 2 of this Notice of Variation, Change and Extension.

If you have any questions, please contact Laurel Hill Advisory Group, the Information Agent and Depositary in connection to the Offer, by telephone at 1-877-452-7184 (North American Toll Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com. To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

Neither this document nor the Original Offer to Purchase and Circular has been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority in any manner expressed an opinion or passed judgment upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Information has been incorporated by reference in the Original Offer to Purchase and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents of Brookfield Infrastructure Partners L.P. incorporated therein by reference may be obtained on request without charge from the office of Brookfield Infrastructure Partners L.P.’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, + 1 441 294 3309, and are also available electronically at www.sedar.com. Copies of the documents of Brookfield Infrastructure Corporation incorporated therein by reference may be obtained on request without charge from the office of Brookfield Infrastructure Corporation’s Corporate Secretary at 250 Vesey Street, 15th Floor, New York, NY 10281, +61 2-9158-5254, and are also available electronically at www.sedar.com.

Neither the U.S. Securities and Exchange Commission nor any U.S. state or Canadian provincial or territorial securities commission has approved or disapproved of the securities to be issued under this Notice of Variation, Change and Extension or the Original Offer to Purchase and Circular or determined that this Notice of Variation, Change and Extension or the Original Offer to Purchase and Circular is truthful or complete. Any representation to the contrary is a criminal offense.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

June 4, 2021

NOTICE OF VARIATION, CHANGE AND EXTENSION

of terms of

OFFER TO PURCHASE

all of the outstanding Common Shares of

INTER PIPELINE LTD.

by BISON ACQUISITION CORP.

and

BROOKFIELD INFRASTRUCTURE CORPORATION

EXCHANGE LIMITED PARTNERSHIP

for amended consideration per Common Share, at the choice of each holder, of

(i) $19.50 in cash (the “Cash Consideration”);

(ii) 0.225 of a Brookfield Infrastructure Corporation (“BIPC”) class A exchangeable subordinate voting share (the “Share Consideration”); or

(iii) 0.225 of a Brookfield Infrastructure Corporation Exchange Limited Partnership

class B exchangeable limited partnership unit (the “Unit Consideration”),

subject, in each case, to pro-ration as set out herein

Bison Acquisition Corp. (the “Offeror”) and Brookfield Infrastructure Corporation Exchange Limited Partnership (“Exchange LP”) have prepared this Notice of Variation, Change and Extension (the “Notice of Variation, Change and Extension”) to give notice (i) that they are increasing the consideration and varying certain terms and conditions of the offer dated February 22, 2021 (the “Original Offer to Purchase”) to purchase, on the terms and subject to the conditions of the Original Offer to Purchase, all of the issued and outstanding common shares (the “Common Shares”) of Inter Pipeline Ltd. (“IPL”), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plans of IPL, including any Common Shares that may become issued and outstanding after the date of the Original Offer to Purchase but prior to the Expiry Time (as defined herein) upon the exercise, exchange or conversion of securities of IPL into Common Shares (other than pursuant to the SRP Rights); (ii) that they are extending the Expiry of the Original Offer to Purchase to 5:00 p.m. (Mountain Standard Time) on June 22, 2021; (iii) that they are waiving the Minimum Tender Condition and certain other conditions to the Offer; and (iv) of certain changes to the information set forth in the Original Offer to Purchase and Circular (as defined herein). Particularly, this Notice of Variation, Change and Extension gives notice that certain terms and conditions of the Original Offer to Purchase related to the offer to sell or solicitation of an offer to buy shares of BIPC (the “BIPC Shares”) are hereby varied. The Original Offer to Purchase, as varied hereby, is referred to herein as the “Offer”, unless the context otherwise requires.

In particular, the Offer is varied to (i) increase the consideration, (ii) offer Canadian Shareholders who are not exempt from tax under the Tax Act the option to elect to receive class B exchangeable limited partnership units of Exchange LP (“Exchangeable LP Units”) for Common Shares under the Offer, subject to prorating as described herein and in the Original Offer to Purchase and subject to the Supplementary Election (as defined herein). The Exchangeable LP Units will provide holders with economic terms that are substantially equivalent to those of BIPC Shares (including the same distribution entitlement) and will be exchangeable, on a one-for-one basis, for BIPC Shares.

Under the Offer as amended, each Shareholder may choose to receive either (i) the Cash Consideration for each Common Share held, (ii) the Share Consideration for each Common Share held, or (iii) for Electing Shareholders (as defined herein), the Unit Consideration for each Common Share held, subject, in each case, to pro-ration as set out herein and subject to the Supplementary Election. The exchange ratio for the Share Consideration and the Unit Consideration has been calculated based on the closing price of the BIPC Shares on May 28, 2021, the last trading day prior to Brookfield Infrastructure’s Final Proposal to the IPL Board. Shareholders (other than Electing Shareholders) may choose to receive Cash Consideration for some of their Common Shares and Share Consideration for their remaining Common Shares, subject, in each case, to pro-ration as set out herein. Electing Shareholders may choose to receive the Unit Consideration for all of their Common Shares or Cash Consideration and/or Share Consideration for a portion of their Common Shares and Unit Consideration for the balance of their Common Shares, subject to pro-ration as set out herein and subject to the Supplementary Election. The total amount of cash available under the Offer is limited to $5.56 billion. The total number of BIPC Shares available under the Offer is limited to 23.0 million, subject to any adjustments to account for rounding. The total number of Exchangeable LP Units available under the Offer (other than in respect of the Supplementary Election) is limited to 23.0 million, subject to any adjustments to account for rounding. Up to an additional 8.0 million Exchangeable LP Units are available for issuance under the Offer in connection with any Supplementary Elections.

In addition, the Offer is varied to extend the time period for acceptance of the Offer.

The Offer has been extended and now remains open for acceptance until 5:00 p.m. (Mountain Standard Time) on June 22, 2021 (the “Expiry Time”), unless the Offer is further extended, accelerated or withdrawn by the Offeror in accordance with its terms.

Furthermore, the Offer is varied to waive the Minimum Tender Condition and certain other conditions to the Offer.

This Notice of Variation, Change and Extension along with the accompanying Supplemental Letter of Transmittal should be read in conjunction with: (i) the Original Offer to Purchase and the accompanying take-over bid circular dated February 22, 2021 (the “Circular” and together with the Original Offer to Purchaser, the “Original Offer to Purchase and Circular”); (ii) the Letter of Transmittal that accompanied the Original Offer to Purchase and Circular; and (iii) the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (the Letter of Transmittal and the Notice of Guaranteed Delivery, collectively with the Original Offer to Purchase and Circular, the “Original Offer Documents”). To the extent specifically set out in this document, the Original Offer Documents are deemed to be amended as of the date hereof to give effect to the amendments to the Original Offer to Purchase described in this document, and as of the date hereof, the term Original Offer Documents shall also include this Notice of Variation, Change and Extension. Unless the context requires otherwise, capitalized terms used herein but not defined herein that are defined in the Original Offer to Purchase and Circular have the respective meanings given to them in the Original Offer to Purchase and Circular.

Shareholders (other than Electing Shareholders) who have not yet deposited their Common Shares under the Offer and who wish to accept the Offer must properly complete and execute the Letter of Transmittal that accompanied the Original Offer to Purchase and Circular (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Electing Shareholders who have not yet deposited their Common Shares under the Offer and who wish to accept the Offer and elect the Unit Consideration must properly complete and execute the accompanying Supplemental Letter of Transmittal (printed on BLUE paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Supplemental Letter of Transmittal, in accordance with the instructions in the Supplemental Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (printed on PINK paper), a manually executed facsimile thereof or CDS online letter of guarantee option. The Notice of Guaranteed delivery is hereby amended by this Notice of Variation, Change and Extension such that all references to “Letter of Transmittal” in the Notice of Guaranteed Delivery are deleted and replaced with “Letter of Transmittal or Supplemental Letter of Transmittal (as applicable)”.

Shareholders who have already validly deposited and not properly withdrawn their Common Shares under the Offer and who wish to elect to receive the Unit Consideration must properly complete and execute the accompanying Supplemental Letter of Transmittal (printed on BLUE paper) and deposit it, at or prior to the Expiry Time, with the Depositary at its office in Toronto, Ontario specified in the Supplemental Letter of Transmittal, in accordance with the instructions in the Supplemental Letter of Transmittal. Upon receipt by the Depositary of a properly completed and executed Supplemental Letter of Transmittal, any Letter of Transmittal previously delivered to the Depositary by the Shareholder in respect of the Common Shares set forth in the Supplemental Letter of Transmittal will be deemed to have been withdrawn by the Shareholder.

All Shareholders who have already validly deposited and not properly withdrawn their Common Shares under the Offer and who do not wish to elect to receive the Unit Consideration do not need to do anything further to receive consideration offered by the Offeror for Common Shares under the Offer.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Information Agent, whose contact details are provided above and on the back cover of this document. Additional copies of this document, the Original Offer to Purchase and Circular, the Letter of Transmittal, the Supplemental Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary and are available at www.ipl-offer.com or on SEDAR at www.sedar.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Common Shares as permitted by applicable Law. See Section 12 of the Original Offer to Purchase, “Market Purchases and Sales of Common Shares”.

All cash payments under the Offer will be made in Canadian dollars.

Unless the context otherwise requires, all references in this Notice of Variation, Change and Extension to the “Offeror”, “we”, “us” and “our” mean the Offeror, except that in connection with Electing Shareholders, “Offeror” shall be deemed to also include Exchange LP. Certain figures herein may not add due to rounding.

Information contained in this document is given as of June 3, 2021 unless otherwise specifically stated.

Questions and requests should be directed to the following:

The Information Agent and Depositary for the Offer is:

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside North America:

1-416-304-0211

Email:

assistance@laurelhill.com

FOR DEPOSITING SHARES

By Email: ipl-offer@laurelhill.com

By Facsimile Transmission: 1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail or Courier:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, BIP and BIPC have filed with the SEC a Registration Statement on Form F-4 and Amendment No. 1 thereto, which contains a prospectus relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, AS EACH BECOMES AVAILABLE, BECAUSE EACH CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, IPL AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure. The financial statements included herein have been prepared in accordance with IFRS, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Common Shares and the acquisition of BIPC Shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Original Offer to Purchase and Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Original Offer to Purchase and Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror, BIP, BIPC and IPL is formed under the laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, BIP, BIPC, IPL and such persons may be located outside the United States. Shareholders in the United States may not be able to sue the Offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE SHARE CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS NOTICE OF VARIATION, CHANGE AND EXTENSION OR THE ORIGINAL OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Offeror or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Common Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases will be made in compliance with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform Shareholders in the United States of such information.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder, except for any requirements thereunder applicable to exchange offers commenced before the effectiveness of the related registration statement. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.

RISK FACTORS

An investment in the Exchangeable LP Units, the BIPC Shares, including the BIPC Shares underlying the Exchangeable LP Units, the BIP Units underlying the BIPC Shares and the acceptance of the Offer are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described in this Offer to Purchase and Circular. Such risks may not be the only risks applicable to the Offer, the Offeror, Exchange LP, BIPC or BIP. Additional risks and uncertainties not presently known by the Offeror, Exchange LP, BIPC or BIP or that the Offeror, Exchange LP, BIPC or BIP currently believe are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of each of the Offeror, BIPC or BIP, respectively. See Section 8 of this Notice of Variation, Change and Extension, “Exchange LP – Risk Factors – Risks Relating to the Exchangeable LP Units”, and Section 25 of the Original Offer to Purchase and Circular, “Risk Factors”.

FORWARD-LOOKING INFORMATION

Certain statements contained in Sections 1, 2, 3, 4, 5, 7 and 8 of this Notice of Variation, Change and Extension, in addition to certain statements contained elsewhere in this document contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward- looking information contained in this Notice of Variation, Change and Extension includes, but is not limited to, statements relating to the following items: expectations relating to the Offer; the terms of the Exchangeable LP Units; the tax treatment of Shareholders; the anticipated effects of the Offer and the expected benefits of tendering to the Offer; statements regarding Brookfield Infrastructure’s intentions with respect to IPL, including in respect of employees; statements regarding the Alternative Transaction (as defined herein); and statements regarding Pembina’s (as defined herein) intentions with respect to IPL, including in respect of employees.

Although the Offeror believes that the expectations reflected by the forward-looking statements presented in this Notice of Variation, Change and Extension are reasonable, the Offeror’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Offeror. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop forward-looking statements include, but are not limited to: the remaining conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated benefits of the Offer will materialize; IPL’s public disclosure is accurate and that IPL has not failed to disclose publicly or in the data room any material information respecting IPL, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s or IPL’s operations; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations. All figures and descriptions provided in this Notice of Variation, Change and Extension related to the Offer are based on and assume the following: (a) the Offeror’s and IPL’s respective liquidity, debt, credit ratings, debt costs and assets, will not change from what was the case on June 3, 2021, in the case of the Offeror, and from what the Offeror has ascertained from IPL’s public filings and in the data room up to and including June 3, 2021, in the case of IPL; (b) 429,219,175 Common Shares issued and outstanding immediately prior to the date of this Notice of Variation, Change and Extension; (c) that all of the Common Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Common Shares or BIPC Shares are issued before the successful completion of the Offer. Assumptions have also been made with respect to the timing of commissioning and start-up of the Offeror’s capital projects and future foreign exchange and interest rates. Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

Because actual results or outcomes will differ, and could differ materially, from those expressed in any forward-looking statements, Shareholders should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. In particular, there are certain risks related to the consummation of the Offer including, but not limited to, the risk of failure to satisfy the remaining conditions to the Offer and the risk that the anticipated benefits of the Offer may not be realized. In addition, Shareholders are cautioned that the actual results of the Offeror following the successful completion of the Offer, may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. For a further discussion regarding the risks related to the Offer and the Offeror, see Section 8 of this Notice of Variation, Change and Extension, “Exchange LP – Risk Factors – Risks Relating to the Exchangeable LP Units”, and Section 25 of the Circular, “Risk Factors”.

New factors emerge from time to time and it is not possible for management of the Offeror to predict all of such factors and to assess in advance the impact of each such factor on the Offer or the Offeror or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Offeror’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities Laws, the Offeror undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

CURRENCY

All references to “$” in this Offer to Purchase and Circular mean Canadian dollars, except where otherwise indicated.

NOTICE OF VARIATION, CHANGE AND EXTENSION

June 4, 2021

TO: THE HOLDERS OF COMMON SHARES OF IPL

As set out in this Notice of Variation, Change and Extension, the Offeror and Exchange LP have: (a) increased the consideration offered to Shareholders under the Offer and amended the consideration offered to Shareholders under the Offer to include the Unit Consideration; (b) extended the Expiry Time of the Offer to 5:00 p.m. (Mountain Standard Time) on June 22, 2021; (c) made certain minor amendments to the conditions to the Offer; (d) waived the Minimum Tender Condition and certain other conditions to the Offer; (e) made certain minor administrative amendments to the Offer; and (f) updated certain information set forth in the Original Offer to Purchase and Circular.

Except as otherwise set out in this Notice of Variation, Change and Extension or the Supplemental Letter of Transmittal, the information, terms and conditions set out in the Original Offer to Purchase and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular continue to be applicable in all respects and this Notice of Variation, Change and Extension and the accompanying Supplemental Letter of Transmittal should be read in conjunction with the Original Offer to Purchase and Circular and the Letter of Transmittal and Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular.

Consequential amendments in accordance with this Notice of Variation, Change and Extension are deemed to be made, where required, to the Original Offer Documents. Except as otherwise set out in this Notice of Variation, Change and Extension or the Supplemental Letter of Transmittal, the terms and conditions set out in the Original Offer Documents continue to remain in effect, unamended. This Notice of Variation, Change and Extension or the Supplemental Letter of Transmittal should be read in conjunction with the Original Offer Documents.

1.	Amendment to the Offer Consideration

The Offeror has amended the Original Offer to increase the consideration under the Offer and to include the Unit Consideration available to Electing Shareholders.

Under the Offer each Shareholder may choose to receive, subject in each case to pro-ration as set out herein, consideration of:

(a)	$19.50 in cash for each Common Share (the “Cash Consideration”);

(b)	0.225 of a BIPC Share for each Common Share (the “Share Consideration”); or

(c)

each Shareholder that is resident in Canada (or, if a partnership, is a “Canadian partnership” within the meaning of the Tax Act) and is not exempt from tax under the Tax Act may elect to receive (a Shareholder that so elects, an “Electing Shareholder”), for each Common Share deposited under the Offer, 0.225 of an Exchangeable LP Unit (the “Unit Consideration”). Shareholders not resident in Canada for Canadian tax purposes or who hold their shares through a tax-exempt account, including but not limited to registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan, or a tax-free savings account are not an eligible Electing Shareholder and should not request Unit Consideration.

The maximum amount of cash payable by the Offeror pursuant to the Offer shall not exceed $5.56 billion (the “Maximum Cash Consideration”) and the maximum number of BIPC Shares issuable pursuant to the Offer shall not exceed 23.0 million, subject to any adjustments to account for rounding (the “Maximum Share Consideration”). The maximum number of Exchangeable LP Units issuable pursuant to the Offer shall not exceed 23.0 million (the “Maximum Unit Consideration”), subject to any adjustments to account for rounding and subject to the Supplementary Election, and the maximum number of Exchangeable LP Units (other than Exchangeable LP Units issuable in connection with any Supplementary Election) and BIPC Shares issuable pursuant to the Offer on a combined basis shall not exceed the Maximum Share Consideration. The Maximum Share Consideration will be reduced, on a one-for-one basis, for each Exchangeable LP Unit that Electing Shareholders elect to receive pursuant to the Offer (other than Exchangeable LP Units issuable in connection with any Supplementary Election), up to the Maximum Unit Consideration. The maximum number of Exchangeable LP Units issuable in connection with any Supplementary Elections shall not exceed 8.0 million (the “Maximum Supplementary Unit Consideration”). The Maximum Cash Consideration comprises approximately 74% of the total consideration under the Offer and the Maximum Share Consideration, together with and after adjusting the Maximum Share Consideration for the Unit Consideration Electing Shareholders elect to receive (other than Exchangeable LP Units issuable in connection with any Supplementary Election) (subject to the Maximum Unit Consideration), represents approximately 26% of the total consideration under the Offer. The exchange ratio for the Share Consideration and the Unit Consideration (other than Exchangeable LP Units issuable in connection with any Supplementary Election) has been calculated based on the closing price of the BIPC Shares on the TSX on May 28, 2021, the last trading day prior to Brookfield Infrastructure’s Final Proposal to the IPL Board.

All references in the Original Offer Documents to “Maximum Cash Consideration” shall be deemed to refer to $5.56 billion and all reference in the Original Offer Documents to “Maximum Share Consideration” shall be deemed to refer to 23.0 million BIPC Shares. Furthermore, the Original Offer Documents are amended to delete all references to “$4.9 billion” and replace such references with “$5.56 billion”, and to delete all reference to “19,040,258 BIPC Shares” and replace such references with “23.0 million BIPC Shares”.

Eligible Electing Shareholders may choose to receive the Unit Consideration for all of their Common Shares or Cash Consideration and/or Share Consideration for a portion of their Common Shares and Unit Consideration for the balance of their Common Shares, subject to pro-ration as set forth below and in Section 1 of the Original Offer to Purchase and Circular, “The Offer” and subject to the Supplementary Election. Specifically, Electing Shareholders that properly choose to receive Cash Consideration and/or Share Consideration for a portion of their Common Shares and Unit Consideration for the balance of their Common Shares will elect (i) the number of Common Shares in respect of which the Electing Shareholder wishes to receive Cash Consideration, (ii) the number of Common Shares in respect of which the Electing Shareholder wishes to receive Share Consideration, and (iii) the number of Common Shares in respect of which the Electing Shareholder wishes to receive Unit Consideration (subject, in each case, to pro-ration as set out below and in Section 1 of the Original Offer to Purchase and Circular, “The Offer”).

The issuance of the Exchangeable LP Units is subject to receipt of customary approvals from the TSX, and the issuance of the BIPC Shares underlying the Exchangeable LP Units (including Exchangeable LP Units issuable in connect with any Supplementary Elections) is subject to receipt of customary approvals from the TSX and the NYSE.

The consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration, the Maximum Share Consideration or the Maximum Unit Consideration. The actual consideration to be received by a Shareholder under the Offer, a Subsequent Acquisition Transaction or a Compulsory Acquisition will be determined in accordance with Section 1 of the Original Offer to Purchase and Circular, as supplemented by the mechanics set forth below in respect of Electing Shareholders choosing to receive Unit Consideration and as further supplemented by the Supplementary Election.

The Unit Consideration payable under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate Unit Consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Unit Consideration. The actual Unit Consideration to be received by an Electing Shareholder under the Offer, a Subsequent Acquisition Transaction or a Compulsory Acquisition will be determined in accordance with the following:

(a)

the aggregate amount of Unit Consideration that the Offeror will pay as consideration for Common Shares acquired on any Take-Up Date shall not exceed the Maximum Take-Up Date Unit Consideration (as defined below); and

(b)

if, on any Take-Up Date, the aggregate number of Exchangeable LP Units that would otherwise be issuable to Electing Shareholders choosing the Unit Consideration in respect of their Common Shares to be taken up on such Take-Up Date exceeds the applicable Maximum Take-Up Date Unit Consideration, the number of Exchangeable LP Units equal to the Maximum Take-Up Date Unit Consideration will be prorated among such Electing Shareholders such that each Electing Shareholder that validly deposited Common Shares on or before the Take-Up Date and chose all Unit Consideration or Unit Consideration for a portion of its Common Shares for which Exchangeable LP Units would otherwise be issuable shall be entitled to be issued the number of Exchangeable LP Units equal to the number of Exchangeable LP Units sought by such Shareholder in respect of its Common Shares multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Unit Consideration and the denominator of which is the aggregate number of Exchangeable LP Units sought to be received by Electing Shareholders that validly deposited Common Shares on or before the Take-Up Date and chose the Unit Consideration for all or a portion of their Common Shares, rounded down to the nearest whole number and each such Electing Shareholder shall be deemed for all purposes to have chosen to reduce the amount of Unit Consideration they requested for all or a portion of their Common Shares to an amount equal to the number of Exchangeable LP Units received divided by the Unit Consideration, rounded down to the nearest whole, and to have chosen to receive Cash Consideration for the remainder of their Common Shares.

The “Maximum Take-Up Date Unit Consideration” means, in respect of a Take-Up Date, the Maximum Unit Consideration multiplied by a fraction the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of Common Shares on a Fully-Diluted Basis but excluding the Common Shares held by the Offeror Group.

For the purposes of determining pro-ration in accordance with Section 1 of the Original Offer to Purchase and Circular, as supplemented by the mechanics set forth above in respect of Electing Shareholders choosing to receive Exchangeable LP Units, the Share Consideration and the Unit Consideration shall be aggregated for the purposes of all calculations.

Any holder of Common Shares who does not properly choose one of the Cash Consideration, the Share Consideration or the Unit Consideration for each of their Common Shares in the Letter of Transmittal or Supplemental Letter of Transmittal with respect to any Common Shares deposited by such holder pursuant to the Offer will be deemed to have chosen the Cash Consideration, subject to adjustment in accordance with Section 1 of the Original Offer to Purchase and Circular, “The Offer”. Any Electing Shareholder who does not properly choose all Unit Consideration for their Common Shares or Unit Consideration for a portion of their Common Shares and Cash Consideration and/or Share Consideration for the balance of their Common Shares in the Supplemental Letter of Transmittal, with respect to the Common Shares deposited by such holder pursuant to the Offer will be deemed to have chosen to receive all Cash Consideration, subject to adjustment in accordance with Section 1 of the Original Offer to Purchase and Circular, “The Offer” and will no longer be considered to be an Electing Shareholder.

No certificates representing fractional Exchangeable LP Units shall be issued in connection with the Offer. In lieu of any fractional Exchangeable LP Units, each Electing Shareholder otherwise entitled to a fractional interest in Exchangeable LP Units will receive the nearest whole number of Exchangeable LP Units. For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Exchangeable LP Units to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Exchangeable LP Units to be issued will be rounded down to the nearest whole number. In calculating such fractional interests, all Common Shares registered in the name of or beneficially held by such Shareholder or his or her nominee shall be aggregated.

Supplementary Election

In the event that any Electing Shareholder (i) properly elects to receive Unit Consideration for all of its Common Shares, and (ii) due to pro-rating in accordance with Section 1 of the Original Offer to Purchase and Circular, “The Offer”, would otherwise receive an amount of Cash Consideration as part of the consideration received by such Electing Shareholder (such amount being the “Pro-rated Cash Amount”), then such Electing Shareholder may, at its option, elect (a “Supplementary Election”, and a Shareholder that so elects, a “Supplementary Electing Shareholder”) to receive in lieu of the Pro-rated Cash Amount, additional Exchangeable LP Units (the “Supplementary Unit Consideration”). The number of Exchangeable LP Units issuable to a Supplementary Electing Shareholder that makes a Supplementary Election will be equal to the Pro-rated Cash Amount for such Supplementary Electing Shareholder, divided by a price per Exchangeable LP Unit equal to the volume weighted average trading price of the BIPC Shares on the TSX for the 5 trading days prior to the Expiry Time.

The Supplementary Unit Consideration will not form part of the Maximum Unit Consideration issuable under the Offer. The maximum number of Exchangeable LP Units issuable as Supplementary Unit Consideration shall not exceed 8.0 million Exchangeable LP Units, being the Maximum Supplementary Unit Consideration.

The Supplementary Unit Consideration payable under Supplementary Elections under the Offer will be prorated on each Take-Up Date as necessary to ensure that the total aggregate Supplementary Unit Consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Supplementary Unit Consideration. The actual Supplementary Unit Consideration to be received by a Supplementary Electing Shareholder under the Offer, a Subsequent Acquisition Transaction or a Compulsory Acquisition will be determined in accordance with the following:

(a)

the aggregate amount of Supplementary Unit Consideration that the Offeror will pay pursuant to any Supplementary Elections on any Take-Up Date shall not exceed the Maximum Take-Up Date Supplementary Unit Consideration (as defined below); and

(b)

if, on any Take-Up Date, the aggregate number of Exchangeable LP Units that would otherwise be issuable to Supplementary Electing Shareholders making Supplementary Elections on such Take-Up Date exceeds the applicable Maximum Take-Up Date Supplementary Unit Consideration, the number of Exchangeable LP Units equal to the Maximum Take-Up Date Supplementary Unit Consideration will be prorated among such Supplementary Electing Shareholders such that each Supplementary Electing Shareholder that validly deposited Common Shares on or before the Take-Up Date and chose all Unit Consideration and made a valid Supplementary Election shall be entitled to be issued the number of Exchangeable LP Units equal to the number of Exchangeable LP Units otherwise issuable to such Supplementary Electing Shareholder as Supplementary Unit Consideration by a fraction, the numerator of which is the Maximum Take-Up Date Supplementary Unit Consideration and the denominator of which is the aggregate number of Exchangeable LP Units otherwise issuable to Supplementary Electing Shareholders that validly deposited Common Shares on or before the Take-Up Date and chose the Unit Consideration for all of their Common Shares and validly made a Supplementary Election, rounded down to the nearest whole number and each such Supplementary Electing Shareholder shall receive cash in respect of the remainder of the Pro-rated Cash Amount payable to such Supplementary Electing Shareholder.

The “Maximum Take-Up Date Supplementary Unit Consideration” means, in respect of a Take-Up Date, the Maximum Supplementary Unit Consideration multiplied by a fraction the numerator of which is the number of Common Shares to be taken up on such Take-Up Date and the denominator of which is the number of Common Shares on a Fully-Diluted Basis but excluding the Common Shares held by the Offeror Group.

A Shareholder is not entitled to make a Supplementary Election unless such Shareholder is an Electing Shareholder and elects for Unit Consideration in respect of all of such Shareholder’s Common Shares. A person that is not resident in Canada for Canadian tax purposes (a Shareholder resident in the US or another country other than Canada) or that is exempt from tax in Canada (for example, a registered account such as a RRSP (as defined below)) is not eligible to receive Unit Consideration.

An Electing Shareholder that wishes to make a Supplementary Election must properly complete the applicable section of the Supplemental Letter of Transmittal (printed on BLUE paper) accompanying this Notice of Variation, Change and Extension.

2.	Time for Acceptance – Extension of the Offer

The Offeror has extended the Expiry Time of the Offer from 5:00 p.m. (Mountain Standard Time) on June 7, 2021 to 5:00 p.m. (Mountain Standard Time) on June 22, 2021, unless the Offer is further extended or withdrawn by the Offeror.

Accordingly, the definition of “Expiry Time” in the Original Offer to Purchase and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 5:00 p.m. (Mountain Standard Time) on June 22, 2021, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer to Purchase, “Extension, Variation or Change in the Offer”;

In addition, all references to “5:00 p.m. (Mountain Standard Time) on June 7, 2021” in the Original Offer Documents are deleted in their entirety and replaced by “5:00 p.m. (Mountain Standard Time) on June 22, 2021”.

3.	Background to the Amended Offer

On February 10, 2021, Brookfield Infrastructure announced its intention to launch a privatization transaction in respect of IPL. On February 22nd, the Offeror formally commenced the Offer pursuant to the Original Offer to Purchase sent to all Shareholders, pursuant to which the Offeror offered to acquire all of the outstanding Common Shares not already owned by Brookfield Infrastructure at a price per Common Share equal to $16.50 payable in cash or BIPC Shares, at the election of each Shareholder subject to proration.

Following the announcement of our intention to commence the Offer, on February 18th, the IPL Board formed a special committee (the “Special Committee”) to initiate a strategic review process (the “Strategic Review”) to evaluate a broad range of options, including exploring a possible corporate transaction, while continuing to seek a partner for a material interest in the Heartland Petrochemical Complex pursuant to a process that was commenced in August 2019.

On May 12th, 91 days after the date that Brookfield Infrastructure announced its intention to make the Offer and following several requests to IPL to participate in the Strategic Review, we executed a non-disclosure agreement with IPL, and on May 14th we were granted access to IPL’s data room. During the ensuing two weeks we participated in four hours of virtual management presentations to review IPL’s business segments and attending an in-person site visit of the Heartland Petrochemical Complex (“HPC”).

Between May 14th and May 31st, Brookfield Infrastructure held discussions with the Chair of IPL’s Special Committee, including the Special Committee’s advisors, and submitted a number of proposals in respect of a privatization transaction of IPL as part of the Strategic Review. These proposals included alternatives that would have allowed IPL shareholders to maintain up to a 50% direct participation in HPC through a newly created, Canadian publicly listed entity (“HPC GrowthCo”). For reasons not fully disclosed to us, we were informed that the Special Committee was not interested in pursuing this alternative even though it gave IPL Shareholders an opportunity to continue to directly receive a significant share of HPC cash flows. Additional discussions took place where Brookfield Infrastructure held an information session for the IPL Special Committee and its advisors to discuss structural elements relating to BIPC, in response to questions the Special Committee and its advisors had raised around the Share Consideration included in the Offer. Subsequently, we were advised that this session addressed IPL’s questions and that the Board was not discounting the Share Consideration in its evaluation of our Offer.

On May 25th, in accordance with the process letter provided in respect of the Strategic Review, Brookfield Infrastructure presented its updated offer in respect of its proposed acquisition of IPL.

Over the course of the weekend of May 29th and 30th, the Special Committee informed Brookfield that it had received an en bloc offer from a competing bidder in respect of the acquisition of IPL, and requested that Brookfield Infrastructure submit its final offer. On the evening of May 30th, Brookfield submitted a written proposal to IPL’s Special Committee in respect of the acquisition of all of the outstanding Common Shares pursuant to a plan of arrangement for consideration equal to, at the election of Shareholders and subject to pro-rating, either $19.00 or 0.219 of a BIPC Share per Common Share.

During the afternoon on May 31st, Brookfield Infrastructure was informed that the IPL Board was inclined to accept a competing proposal. Brookfield Infrastructure informed IPL’s advisors that it would review its offer and respond shortly. Later that afternoon, Brookfield Infrastructure submitted a revised offer (the “Final Proposal”) to acquire all of the outstanding Common Shares for consideration equal to, at the election of Shareholders and subject to pro-rating, either $19.50 or 0.225 of a BIPC Share per Common Share, subject to pro-rating with consideration comprised of 74% in cash and 26% in BIPC Shares. As part of the submission, the Final Proposal confirmed to the Special Committee that the Final Proposal was fully financed, had received all key regulatory approvals, had no further conditions and could be executed on an accelerated basis.

In the evening of May 31st, Brookfield Infrastructure was informed by the Chair of IPL’s Special Committee that, following deliberations by the IPL Board, IPL had entered into exclusive negotiations with the competing party.

On June 1st, IPL announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Pembina Pipeline Corporation (“Pembina”) pursuant to which Pembina would acquire all of the outstanding Common Shares in an all-share deal (the “Alternative Transaction”) in exchange for common shares of Pembina (“Pembina Shares”). The Arrangement Agreement included a $350 million break fee payable by IPL to Pembina on the occurrence of certain stated events (most of which are beyond IPL’s control), which we view as an impermissible defensive tactic and an inappropriate use of IPL’s cash, given that we had previously submitted a proposal to the Special Committee that was superior to the Alternative Transaction, both quantitatively and qualitatively.

On June 2nd, Brookfield Infrastructure announced its intention to revise the terms of the Offer, as reflected in this Notice of Variation, Change and Extension.

4.	Reasons to Accept the Offer

Brookfield Infrastructure is confident that the Offer provides superior value to Shareholders, and the highest degree of transaction certainty and speed of execution versus the Alternative Transaction. The Offer enables Shareholders to maximize upfront cash consideration, subject to proration, or remain invested in BIPC — a well-known Canadian corporation with exposure to Brookfield Infrastructure’s diversified, global, portfolio of infrastructure assets and an established track record of delivering shareholders annual dividend growth of 10% over the past 12 years.

Shareholders should consider the following factors, among others, in determining whether to accept the Offer:

1. Highest Upfront Consideration and Certainty of Value to Shareholders

The Offer provides for aggregate cash and/or BIPC Share consideration valued at $19.751 per Common Share representing a 4.4% premium to the Alternative Transaction which would be valued at $18.91 per Common Share based on the price of the Pembina Shares as of market close on June 1, 2021. Assuming 100% Cash Consideration and 100% Share Consideration, the aggregate consideration provided by Brookfield Infrastructure would be $19.50 and $20.42, respectively, as of market close on June 1, 2021.

Our Offer provides, for those Shareholders electing for cash, a minimum of 74% of the consideration to be paid in cash and the remainder in highly attractive BIPC Shares. Moreover, the Offer includes an option for eligible Shareholders to access a tax-deferred rollover, subject to certain limitations and enhancements, all to ensure that a tax-deferred attribute is available to any eligible Shareholder who so elects.

[1]	Based on the price of the BIPC Shares at the close of markets on June 1, 2021, and assuming 74% Cash Consideration and 26% Share Consideration proration.

The Alternative Transaction offers no cash consideration. The consideration is comprised entirely of shares which does not offer certainty of value. The trading value of the consideration could be negatively impacted by market volatility over the next six months due to the possibility of rising tax rates, commodity price volatility as well as interest rate outlook which could have a meaningful impact on the value shareholders receive in an all-share transaction.

Further, the trading value of the share consideration in the Alternative Transaction is also likely to be impacted by the overhang of newly issued shares. As a Shareholder with an ~20% economic interest in IPL2, Brookfield Infrastructure is not supportive of an all-stock transaction and intends to vote against the Alternative Transaction. In the event the Alternative Transaction is successful, Brookfield Infrastructure’s economic interest in Pembina would be approximately $1.6 billion which Brookfield Infrastructure would look to exit at the earliest opportunity.

The below table highlights the volatility of the Alternative Transaction compared to the Brookfield Infrastructure Offer.

2. Immediate Liquidity for Shareholders

Our Offer allows IPL shareholders to receive full payment of their total consideration within 21 days. The Offer is open for Shareholders to tender until June 22, 2021 with the Offeror taking up and paying for Common Shares tendered under the Offer within three business days following the Expiry Time, provided the Statutory Minimum Condition is satisfied and any remaining conditions to the Offer are satisfied or waived. Fast execution provides not only greater certainty for Shareholders, but also incremental value in the form of enhanced time value of money when compared to the Alternative Transaction which could require in excess of 6 months to complete, including an uncertain regulatory and anti-trust review.

[2]

The Offeror Group beneficially own and exercise control or direction over 41,848,857 Common Shares, being approximately 9.75% of the issued and outstanding Common Shares, and the Offeror Group is party to a Total Return Swap, pursuant to which it has economic exposure to an aggregate of 42,492,698 Common Shares. The Total Return Swap affords economic exposure to Common Shares, but does not give any member of the Offeror Group any right to vote, or direct or influence the voting, acquisition, or disposition of any Common Shares.

The Alternative Transaction is anticipated to close in Q4 2021, further impairing the Alternative Transaction’s net present value. For example, assuming a 10% cost capital and even including dividends on the Common Shares likely to be received at the current rate, the implied opportunity cost for Shareholders due to delayed closing represents a discount of $0.65 per Common Share in the Alternative Transaction. Adjusting the Alternative Transaction for such a $0.65 implied cost, would equate to an adjusted value of $18.26 per Common Share based on the price of the Pembina Shares as of market close on June 1, 2021.

3. Highest Degree of Transaction Certainty versus the Alternative Transaction

Brookfield Infrastructure has received all key regulatory approvals thus ensuring a short and efficient timeline to closing with complete certainty.

Based on the Offeror’s review, the Alternative Transaction could face regulatory complications due to potential negative consequences on the competitive nature of the Canadian Energy and Petrochemical Industries given the resulting control of critical infrastructure, key commodities and feedstocks supplies. The Offeror believes that anti-trust approvals required in connection with the Alternative Transaction are unlikely to be straight-forward and could potentially lead to a further protracted completion timeline.

The Alternative Transaction also contains a significant number of conditions and is subject to key approvals including regulatory and anti-trust approvals, majority approval of Pembina’s shareholders, approval of 66 2/3% of Shareholders and other conditions as disclosed on the Arrangement Agreement.

4. Opportunity to Participate in Brookfield Infrastructure’s Global Infrastructure Platform

Brookfield Infrastructure is a proven and leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. Its business model generates high-quality cash flows and is underpinned by critical infrastructure assets with high barriers to entry, characterized as having:

•	Stable underlying cash flows – 95% regulated or contracted

•	Highly diversified business – 8 asset classes across four continents

•	High margins and strong cash conversion – 85%+ cash conversion

•	Recession resistant attributes – 65% of the business not subject to volume risk

Brookfield Infrastructure has a strong track record delivering 10% annual distribution growth and a 485% total return over the last 10 years outperforming both IPL and Pembina (PPL) as highlighted in the chart below.

5. Preserves Significant Jobs in Alberta vs. a Cost Reduction-Driven Alternative Transaction

IPL has been one of Alberta’s long-standing, top-tier employers providing rewarding career opportunities and job growth. The Offeror, as a financial investor, is already a well-known and significant real asset owner and employer in Alberta and most major cities in Canada and across the globe. Our objectives for IPL are not based on significant cost synergies, e.g., sourced from the elimination of duplicative job functions, but rather we would seek to support IPL, grow certain segments selectively, and continue to be a large and trusted employer in Alberta. We are long-term owners and operators of essential businesses around the globe – we intend to support IPL’s operations with an aim to further enhance the companies environmental, social, and governance targets and performance.

The industrial rationale of the Alternative Transaction, on the other hand, has been very clearly articulated to be based on targeted $150-200 million of annual synergies, with unfortunately, a significant percentage of this goal likely achieved through headcount reductions resulting in significant job losses in Alberta.

5.	Conditions of the Offer

Amendments to Conditions

In response to comments received by the Offeror from the SEC on the Registration Statement filed on February 22, 2021 (the “SEC Comments”), revisions were required to be made to Section 4 of the Circular, “Conditions of the Offer” in order to comply with applicable securities Laws in the United States. These revisions do not change the scope of the conditions of the Offer in any material respect. Accordingly, the Original Offer to Purchase and Circular is hereby varied as follows:

(a)	the words “sole judgement” are deleted and replaced with “reasonable judgement” wherever they appear;

(b)	on page 28, under Section 4 of the Circular, “Conditions of the Offer”:

(i)

in subsection (i)(v), the words “including Canada or the United States, in each case which is reasonably likely to have a material adverse effect on IPL or on the Offeror’s ability to complete the Offer” are added after “on the markets therefor”,

(ii)	in subsection (i)(vi), the words “(including the COVID pandemic, but only in respect of a material acceleration or worsening thereof)” are added after “involving Canada or the United States”, and

(iii)	in subsection (i)(vii), the words “(including the COVID pandemic)” are added after “a material acceleration or worsening thereof”;

(c)	on page 29, under Section 4 of the Circular, “Conditions of the Offer”, in the second last paragraph, the following is deleted:

(i)

“(including, without limitation, any action or inaction by the Offeror giving rise to any such assertions). In all cases, when exercising its sole judgment or discretion, the Offeror intends to act reasonably”, and

(ii)	“and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise.”;

(d)	on page 29, under Section 5 of the Circular, “Extension, Variation or Change in the Offer” in the third paragraph:

(i)	in the first, fourth and fifth paragraphs, the words “10 days” are deleted and replaced with “10 U.S. Business Days”, wherever they appear;

(ii)	the following sentence is inserted following the last sentence in the first paragraph: “The Offeror will only extend the Offer once after the Offeror takes up any Common Shares under the Offer.”;

(iii)	in the third paragraph, the words “(or 20 U.S. Business Days, whoever is the later)” are added after “at least 35 days”, wherever they appear; and

(iv)	in the third paragraph, the words “In either case” are deleted.

Waiver of the Certain Condition

On June 3, 2021, the Offeror gave notice to the Depositary, pursuant to Section 4 of the Offer, “Conditions to the Offer”, that the Offeror has irrevocably waived the following conditions to the Offer set forth in Section 4 on page 25 of the Original Offer to Purchaser, “Conditions to the Offer”:

•	Paragraph (a), setting forth the Minimum Tender Condition;

•	Paragraph (d), relating to any adverse impacts of the Shareholder Rights Plan;

•	Paragraph (f), relating to certain specified actions to not be taken by IPL, including the entering into a plan of arrangement;

•	Paragraph (g), relating to the discovery of any materially adverse terms of any license, permit, instrument or agreement of IPL;

•	Paragraph (h), relating to a downgrade below Investment Grade Rating of IPL or its long-term senior unsecured obligations; and

•	Paragraph (k), relating to the discovery of any untrue statement of material fact or any omission of a material fact in any of IPL’s filings with any Securities Regulatory Authority.

Satisfaction of Regulatory Approval Condition

On April 21, 2021, the Offeror received a No-Action Letter from the Commissioner pursuant to the Competition Act. As such, the Offeror has obtained Competition Act Approval in respect of the Offer.

On May 7, 2021, the Offeror obtained Transportation Act Approval in respect of the Offer.

On May 18, 2021, the Offeror obtained Danish Competition Approval in respect of the Offer.

On May 20, 2021, the Offeror obtained Swedish Competition Approval in respect of the Offer.

On May 24, 2021, the applicable waiting period under the HSR Act expired in respect of the transactions contemplated by the Offer. As such, the Offeror has obtained HSR Approval in respect of the Offer.

As a result of the foregoing, the Offeror confirms that each of the Regulatory Approvals has been obtained and accordingly the condition set forth in paragraph (c) under Section 4 of the Original Offer to Purchase, “Conditions of the Offer” has been satisfied.

6.	IPL’s Supplemental Rights Plan

On March 31, 2021, IPL adopted a limited-purpose supplemental shareholder rights protection plan. Accordingly, the Original Offer to Purchase and Circular is hereby varied as follows:

(a)

on page 15, in the definition of “Shareholder Rights Plan”, the words “and as supplemented by the supplemental shareholder protection rights plan agreement dated as of March 31, 2021,” are added after “held on May 7, 2020,”; and

(b)	on page 60, under Section 16 of the Circular, “Shareholder Rights Plan”:

(i)	under the subheading ‘Effective Date’, the words “On March 31, 2021, IPL and the SRP Rights Agent entered into a supplement to the Shareholder Rights Plan” are added to the end of the paragraph, and

(ii)

under the subheading ‘Rights Exercise Privilege’, the words “On March 31, 2021, the IPL Board adopted a limited-purpose supplemental shareholder rights protection plan so as to include a technical revision to the existing Shareholder Rights Plan to treat owning certain financial derivatives (including the Total Return Swap) as equivalent to having beneficial ownership of the underlying securities referenced by such financial derivative.” are added to the end of the last paragraph.

7.	Administrative Amendments

In response the SEC Comments, the Offeror has amended the Original Offer to Purchase and Circular to reflect certain administrative revisions in order to comply with applicable securities Laws in the United States. Accordingly, the Original Offer to Purchase and Circular is hereby varied as follows:

(a)	on page xii, in the first sentence in the first paragraph, the words “and Amendment No. 1 thereto” are added after “with the SEC a Registration Statement on Form F-4,”;

(b)	on page 3, under How long do I have to decide whether to tender into the Offer and can that time be accelerated?:

(i)

in the first paragraph, the words “to occur earlier than 35 days” are deleted and replaced with “to occur earlier than the later of 35 days or 20 U.S. Business Days (as defined in Rule 14(d)-1(g)(3) under the Exchange Act)”,

(ii)	in the second paragraph, the words “(or 20 U.S. Business Days, whichever is the later)” are added after “at least 35 days”, wherever they appear, and

(iii)	in the second paragraph, the words “In either case” are deleted;

(c)

on page 5, subsection (c) under Will I be able to withdraw previously tendered Common Shares?, the words “10 days” are deleted and replaced with “10 U.S. Business Days (or a period otherwise consistent with applicable Law)”;

(d)	the following definitions are inserted in the “Glossary” in alphabetical order starting on page 9:

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“U.S. Business Day” has the meaning ascribed thereto in Rule 14(d)-1(g)(3) under the Exchange Act;

(e)	on page 11, in the definition of “deposit period news release”, the words “or (20 U.S. Business Days, whichever is the later) are added after “not less than 35 days”;

(f)	on page 14, in the definition of “Registration Statement”, the words “as amended,” are added after “on a Form F-4”;

(g)	on page 14, the definition of “Optional Extension Period” is deleted;

(h)

on page 20, under Section 2 of the Original Offer to Purchase, “Time for Acceptance”, the words “to occur earlier than 35 days” are deleted and replaced with “to occur earlier than the later of 35 days or 20 U.S. Business Days”;

(i)

on page 31, subsection (c) under Section 7 of the Original Offer to Purchase, “Withdrawal of Deposited Common Shares”, the words “10 days” are deleted and replaced with “10 U.S. Business Days (or a period otherwise consistent with applicable Law)”;

(j)	all references to “mandatory 10-day extension” in the Original Offer to Purchase and Circular are deleted and replaced with “mandatory 10-U.S. Business Day extension”;

(k)	all references to “or any extension thereafter” following the words “mandatory 10-day extension” are deleted;

(l)

on page 3, in the first sentence under “Can the Offer be extended and, if so, under what circumstances?” the words “and may extend the deposit period after such mandatory 10-day extension period for Optional Extension Periods (as defined herein)” are deleted;

(m)	all references to “and any Optional Extension Period” and “or any Optional Extension Period” following the words “mandatory 10-day extension” are deleted;

(n)	on page 4, in the first sentence under “When will the Offeror pay for deposited Common Shares?”, the words “and may extend the deposit period for Optional Extension Periods” are deleted;

(o)	on page 12, in the definition of “initial deposit period”, the words “or an Optional Extension Period” are deleted;

(p)

on page 30, in the third sentence in the first paragraph under Section 6, “Take-Up and Payment for Deposited Common Shares”, the words “and may extend the deposit period after expiration of the mandatory 10-day extension period (“Optional Extension Periods”)” are deleted; and

(q)

on page 3, under “Can the Offer be Extended and, if so, under what circumstances?”, and on page 30, in the first paragraph under Section 6, “Take-Up and Payment for Deposited Common Shares”, the sentence “We will take up and pay for Common Shares deposited under the Offer during the mandatory 10-day extension period and any Optional Extension Period not later than 10 days after such deposit.” is deleted and replaced with the sentence “We will take up and pay for Common Shares deposited under the Offer during the mandatory 10-U.S. Business Day extension period promptly, and in any event not later than 3 business days after such deposit.”.

8.	Exchange LP

Exchange LP is an Alberta limited partnership controlled indirectly by BIP. Exchange LP was established for the sole purpose of the Offer and has not carried on any active business since formation other than in connection with the Offer. Exchange LP is governed by a limited partnership agreement (the “Exchange LPA”) pursuant to the Partnership Act (Alberta).

The capital of Exchange LP will be as follows: (i) general partnership units; (ii) class A limited partnership units (“LP Units”); and (iii) Exchangeable LP Units. An indirect newly formed subsidiary of BIP is the general partner (“Exchange GP”) of Exchange LP and another indirect subsidiary of BIP (“LP Co”) is the limited partner of Exchange LP. Each of Exchange GP and LP Co will at all times be residents of Canada for the purposes of the Tax Act.

Description of Exchangeable LP Units

The Offer has been structured to provide Canadian Shareholders that are not exempt from tax under the Tax Act with an opportunity, subject to them filing the applicable tax election, to obtain a full or partial deferral of capital gains for Canadian federal income tax purposes on the exchange of their Common Shares for Exchangeable LP Units under the Offer as described in this Notice of Variation, Change and Extension. The Exchangeable LP Units will be issued by Exchange LP and will be exchangeable at any time on a one-for-one basis, at the option of the holder, for BIPC Shares, subject to their terms and applicable Law. An Exchangeable LP Unit will provide a holder thereof with economic terms that are substantially equivalent to those of a BIPC Share.

Shareholders not resident in Canada for the purposes of the Tax Act (Shareholders resident in the United States or another country other than Canada) are not eligible to receive Exchangeable LP Units under the Offer.

Shareholders who hold their shares through a tax-exempt account, including but not limited to registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan, or a tax-free savings account are not eligible to receive Exchangeable LP Units under the Offer.

For additional details and certain material terms of the Exchangeable LP Units see Appendix A – Description of the Exchangeable LP Units.

Canadian Securities Law Matters

Distribution of Exchangeable LP Units

The issuance of the Exchangeable LP Units pursuant to the Offer will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian securities Laws. The Exchangeable LP Units are not transferable. For additional details, see Appendix A – Description of the Exchangeable LP Units.

Exemption from Reporting Issuer Obligations for Exchange LP

Prior to completion of the Offer, Exchange LP will not be a reporting issuer or the equivalent in any jurisdiction and will not have any securities listed on any stock exchange. As of the Effective Time, Exchange LP will become a reporting issuer in the provinces of Canada in which BIPC is currently a reporting issuer by virtue of the completion of the Offer. Exchange LP intends to seek exemptive relief from the Securities Regulatory Authorities to the effect that Exchange LP will be exempt from Canadian continuous disclosure requirements set forth in National Instrument 51-102 – Continuous Disclosure Requirements (“NI 51-102”), so long as certain requirements of section 13.3 of NI 51-102 are satisfied, including that Exchange LP sends to holders of Exchangeable LP Units, in the manner and at the time required by Canadian securities Laws, all financial and other continuous disclosure documents that BIPC sends to its shareholders.

Risk Factors – Risks Relating to the Exchangeable LP Units

The exchange ratio is fixed

The exchange ratio of Common Shares to Exchangeable LP Units is fixed and will not increase or decrease due to fluctuations in the market price of BIPC Shares or the Common Shares. The market price of BIPC Shares or Common Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, as a result of the differences between BIPC’s and IPL’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or of the market value of the Exchangeable LP Units that Shareholders may receive on the Effective Date. There can be no assurance that the market value of Exchangeable LP Units that Shareholders may receive on the Effective Date will equal or exceed the market value of the Common Shares held by such Shareholders prior to the Effective Date. Similarly, there can be no assurance that the trading price of BIPC Shares will not decline following the completion of the Offer.

The issuance of Exchangeable LP Units under the Offer may cause the market price of BIPC Shares to decline

As of June 3, 2021, there are approximately 44.95 million BIPC Shares outstanding. A maximum of 31.0 million Exchangeable LP Units (including Exchangeable LP Units issued in connection with any Supplementary Elections) will be issued in connection with the Offer, each of which is exchangeable into one BIPC Share. The issuance of these new BIPC Shares and their sale in the public market from time to time could have the effect of depressing the market price for BIPC Shares.

Shareholders may not receive their desired mix of Exchangeable LP Units, BIPC Shares and/or cash in the Offer due to proration

In light of the Maximum Unit Consideration available under the Offer, it is possible that Canadian Shareholders who elect to receive Exchangeable LP Units for their Common Shares will receive less Exchangeable LP Units than the number elected in consideration of such Shareholder’s Common Shares and instead will receive an amount of cash due to proration.

The price at which the Supplementary Unit Consideration is not fixed

The price at which the Exchangeable LP Units comprising the Supplementary Unit Consideration will be issued is not fixed and may increase or decrease due to fluctuations in the market price of BIPC Shares leading up to the Expiry Time. The market price of BIPC Shares could fluctuate significantly prior to the Expiry Time in response to various factors and events, including, without limitation, as a result of the differences between BIPC’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or of the market value of the Exchangeable LP Units that Supplementary Electing Shareholders receive pursuant to a Supplementary Election. There can be no assurance that the market value of Exchangeable LP Units that Supplementary Electing Shareholders receive pursuant to a Supplementary Election will equal or exceed the market value of the Common Shares held by such Shareholders prior to the Effective Date. Similarly, there can be no assurance that the trading price of BIPC Shares will not decline following the completion of the Offer.

There will be no trading market for Exchangeable LP Units

The Exchangeable LP Units will not be listed or quoted on a stock exchange and will not generally be transferable. Holders of Exchangeable LP Units wishing to sell their Exchangeable LP Units will have to exchange such units for BIPC Shares in accordance with their terms and sell the latter. As a result, it could take longer to liquidate an investment in Exchangeable LP Units than it would to liquidate an investment in BIPC Shares. If Exchangeable LP Units are held in certificated form, it will take longer to effect an exchange to BIPC Shares than if Exchangeable LP Units are held in book-based form through a broker. Accordingly, holders who receive Exchangeable LP Units in certificated form are encouraged to discuss with their broker moving their holdings to book-based form in order to facilitate a prompt exchange into BIPC Shares.

A transaction beyond the control of a holder of Exchangeable LP Units may result in a taxable event for such holder

The Offer has been structured to provide the opportunity for Canadian Shareholders that are not exempt from tax under the Tax Act with the opportunity, subject to them filing the applicable tax election, to defer the recognition of all or a portion of any gain otherwise realized on the Offer for Canadian federal income tax purposes. A holder of Exchangeable LP Units will, however, generally realize a gain or loss on a disposition of Exchangeable LP Units. Prior to the tenth anniversary of the Effective Date, BIP may elect to purchase (directly or through a BIP Designee) Exchangeable LP Units in limited circumstances, and BIP may purchase (directly or through a BIP Designee) the Exchangeable LP Units in any circumstances on or after the tenth anniversary of the Effective Date. Thus, a holder of Exchangeable LP Units may have a taxable event in a transaction beyond such holder’s control.

An exchange of Exchangeable LP Units will have Canadian tax consequences

The Offer provides the opportunity for a tax deferral to Electing Shareholders who receive Exchangeable LP Units pursuant to the Offer and file the appropriate tax elections. However, such Canadian Shareholders will generally only be able to obtain a Canadian tax deferral for as long as they hold the Exchangeable LP Units. The exchange of Exchangeable LP Units for BIPC Shares will be a taxable transaction for Electing Shareholders. See “Tax Considerations to Shareholders—Certain Canadian Federal Income Tax Considerations’’.

A holder of Exchangeable LP Units who becomes a U.S. Resident will not be eligible to exchange its Exchangeable LP Units for BIPC Shares

An Electing Shareholder who receives Exchangeable LP Units as part of the Offer will not be eligible to exchange its Exchangeable LP Units for BIPC Shares if such Electing Shareholder resides in the United States at the time of the proposed exchange. If a holder of Exchangeable LP Units is ineligible to exchange its Exchangeable LP Units because of its U.S. residency, BIP will sell the equivalent number of BIPC Shares on the TSX that such Electing Shareholder would otherwise have been eligible to receive and remit the proceeds in cash to the Electing Shareholder in exchange for the Exchangeable LP Units. No assurance can be given that the prevailing market price at the time of sale by BIP of the BIPC Shares will be equal to the value that would be received by the Shareholder if it had received BIPC Shares and could exercise discretion over the terms under which it sold these securities.

9.	Tax Considerations to Shareholders – Certain Canadian Federal Income Tax Considerations

Section 18 of the Original Circular, “Certain Canadian Federal Income Tax Considerations” is deleted in its entirety and is replaced with the following information:

“The following summary describes the principal Canadian federal income tax considerations generally applicable to a beneficial owner of Common Shares who disposes of Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction and who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) (1) deals at arm’s length with IPL, the Offeror, Exchange LP, BIPC and BIP and (2) is not affiliated with any of IPL, the Offeror, Exchange LP, BIPC and BIP (a “Holder”).

This summary does not describe any Canadian federal income tax considerations under the Tax Act that may be relevant to a holder of IPL Incentive Awards, nor does it address issues that may be relevant to Shareholders who acquired their Common Shares on the exercise of an SRP Right or other right to acquire securities granted by IPL or any affiliate. Any such Shareholders should consult their own tax advisors in this regard.

This summary is not applicable to (i) a Shareholder that is a “specified financial institution”, (ii) a Shareholder an interest in which is a “tax shelter investment”, (iii) a Shareholder that is, for purposes of the mark-to-market rules in the Tax Act a “financial institution”, (iv) a Shareholder that reports its “Canadian tax results” in a currency other than Canadian currency, (v) a Shareholder that would have, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BIP or Exchange LP or (vi) a Shareholder that has entered into, or will enter into, with respect to their Common Shares, BIPC Shares or Exchangeable LP Units a “derivative forward agreement” (each as defined in the Tax Act). Additional considerations not discussed herein may be applicable to a Shareholder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of section 212.3 of the Tax Act. This summary is also not applicable to a Holder that is a partnership for Canadian tax purposes or a Shareholder that is exempt from tax under Part I of the Tax Act. Any such Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and on the Offeror’s understanding of the current administrative policies of the Canada Revenue Agency (the “CRA”) published in writing by it prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative policies, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is based on the assumption that there is no value to the SRP Rights and no amount of the consideration paid by the Offeror will be allocated to the SRP Rights.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Consequently, Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences to them of disposing of their Common Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction having regard to their own particular circumstances, and any other consequences to them of such transactions under Canadian federal, provincial, local and foreign tax laws.

For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the relevant rate of exchange required under the Tax Act.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or deemed to be resident in Canada and holds its Common Shares and will hold any BIPC Shares and any Exchangeable LP Units that are acquired in connection with the Offer as capital property (a “Resident Holder”).

Generally, the Common Shares, BIPC Shares and Exchangeable LP Units will be considered to be capital property to a Holder for purposes of the Tax Act provided the Holder does not hold those shares or units (as the case may be) in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose Common Shares or BIPC Shares might not otherwise be considered capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Common Shares (or BIPC Shares, as applicable) and all other “Canadian securities” as defined in the Tax Act owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Such an election is not available in respect of Exchangeable LP Units. A Holder contemplating making such an election should consult its own tax advisor.

This summary assumes that Exchange LP is not a ‘‘tax shelter’’ or a ‘‘tax shelter investment’’, as each of those terms is defined in the Tax Act. However, no assurance can be given in this regard. This summary also assumes that Exchange LP is, and will be, a “Canadian partnership”, as such term is defined in the Tax Act.

Disposition of Common Shares for Cash and/or BIPC Shares under the Offer

A Resident Holder that disposes of Common Shares to the Offeror pursuant to the Offer will be considered to have disposed of such Common Shares for proceeds of disposition equal to the aggregate fair market value of the cash and/or BIPC Shares received in consideration for its Common Shares. Such Resident Holders will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of the Common Shares disposed of pursuant to the Offer. The taxation of capital gains and capital losses under the Tax Act is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.

The cost to the Resident Holder of any BIPC Shares received on the disposition of its Common Shares will be the fair market value of such BIPC Shares at the time such shares are acquired. This cost will be averaged with the adjusted cost base of all other BIPC Shares owned by the Resident Holder for the purposes of determining the adjusted cost base of each BIPC Share owned by the Resident Holder after the exchange.

Disposition of Common Shares for Exchangeable LP Units under the Offer

The following portion of the summary applies to the disposition of Common Shares by a Resident Holder to Exchange LP pursuant to the Offer and receives Exchangeable LP Units in consideration therefor from Exchange LP.

No Subsection 97(2) Election

Unless a valid election under subsection 97(2) of the Tax Act is made, a Resident Holder who is an Electing Shareholder and who exchanges its Common Shares with Exchange LP for Exchangeable LP Units will be considered to have disposed of its Common Shares for proceeds of disposition equal to the aggregate fair market value at the time of the exchange of the Exchangeable LP Units received. Such Resident Holders will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base to the Resident Holder of the Common Shares transferred to Exchange LP for such Exchangeable LP Units. The cost of such Exchangeable LP Units will be the fair market value thereof at the time of the exchange. The cost of an Exchangeable LP Unit will be averaged with all other Exchangeable LP Units owned by the Resident Holder in determining the adjusted cost base to the Resident Holder of each such unit. The taxation of capital gains and capital losses under the Tax Act is discussed below under the heading ‘‘Taxation of Capital Gains and Capital Losses’’.

Subsection 97(2) Election

A Resident Holder who is an Electing Shareholder may choose to defer all or a portion of any capital gain that would otherwise be realized on the exchange of Common Shares for Exchangeable LP Units by filing with the CRA (and, where applicable, with a provincial tax authority) a joint election (the “Joint Tax Election”) under subsection 97(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation). A Joint Tax Election is made jointly by the Electing Shareholder and Exchange GP on behalf of all of the members of Exchange LP. Subject to the limitations set out in the Offer, Exchange GP on behalf of all of the members of Exchange LP has agreed to make a Joint Tax Election pursuant to subsection 97(2) of the Tax Act (and, where applicable, the corresponding provision of any provincial tax legislation) with an Electing Shareholder at the elected amount (the “Elected Amount”) determined by such Electing Shareholder, subject to the limitations set out in subsection 97(2) of the Tax Act (or any applicable provincial tax legislation). The limitations imposed by the Tax Act in respect of the Elected Amount are that the Elected Amount:

a.	may not be less than the fair market value of any consideration other than Exchangeable LP Units received in exchange for Common Shares in respect of which the Joint Tax Election is made;

b.	may not be less than the lesser of:

i. the adjusted cost base to the Electing Shareholder at the time of the exchange of the Common Shares in respect of which the Joint Tax Election is made; and

ii. the fair market value at the time of the exchange of the Common Shares in respect of which the Joint Tax Election is made; and

c.	may not exceed the fair market value at the time of the exchange of the Common Shares that are exchanged and in respect of which the Joint Tax Election is made.

An Elected Amount that does not otherwise comply with the foregoing limitations will be automatically adjusted under the Tax Act so that it is in compliance.

Where an Electing Shareholder and Exchange GP on behalf of all of the members of Exchange LP make a Joint Tax Election that complies with the above parameters and the Joint Tax Election is filed on a timely basis, the tax treatment to the Electing Shareholder will generally be as follows:

a.	Common Shares that are the subject of the Joint Tax Election will be deemed to be disposed of by the Electing Shareholder for proceeds of disposition equal to the Elected Amount;

b.

if such deemed proceeds of disposition in respect of such Common Shares are equal to the aggregate of the adjusted cost base to the Electing Shareholder of the Common Shares at the time of the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Electing Shareholder;

c.

to the extent that such deemed proceeds of disposition in respect of such Common Shares exceed (or are less than) the aggregate of the adjusted cost base of such Common Shares to the Electing Shareholder and any reasonable costs of disposition, such Electing Shareholder will in general realize a capital gain (or a capital loss); and

d.	the aggregate cost to the Electing Shareholder of the Exchangeable LP Units acquired on the exchange will generally be equal to the Elected Amount.

The taxation of capital gains and capital losses under the Tax Act is discussed below under the heading “Taxation of Capital Gains and Capital Losses”.

To make a Joint Tax Election, an Electing Shareholder must provide the relevant information to Exchange GP through a website that will be made available for this purpose, including: (i) the required information concerning the Electing Shareholder; (ii) the details of the number of Common Shares exchanged in respect of which the Electing Shareholder is making a Joint Tax Election; and (iii) the applicable Elected Amounts for such Common Shares. The relevant information must be submitted to Exchange GP through the website on or before the day that is 60 days after the Expiry Time (the “Joint Tax Election Deadline”). Exchange GP may not make a Joint Tax Election with an Electing Shareholder who does not provide the relevant information through the website on or before the Joint Tax Election Deadline. After receipt of all of the relevant information through the website, and provided that the information provided complies with the rules under the Tax Act described above, Exchange GP will deliver an executed copy of the Joint Tax Election containing the relevant information to each Electing Shareholder. Each Electing Shareholder will be solely responsible for executing its portion of the Joint Tax Election and submitting it to the CRA (and, where applicable, to any provincial tax authority) within the required time. In order to avoid late filing penalties, the Joint Tax Election is required to be filed with the CRA (and, where applicable, with any provincial tax authority) on or before the earliest of the days that any member of Exchange LP is required to file a Canadian federal income tax return for the member’s taxation year in which the exchange to which the election relates occurs. This could be as early as 90 days after the Expiry Time if any member of Exchange LP is a testamentary trust having a taxation year ending on such date. Accordingly, Electing Shareholders wishing to make a Joint Tax Election should consult their own tax advisors without delay and should provide the relevant information to Exchange GP through the website as described above as soon as possible.

A Joint Tax Election will be valid only if it meets all the applicable requirements under the Tax Act (and any applicable provincial tax legislation) and is filed on a timely basis. These requirements are complex, are not discussed in any detail in this summary, and meeting these requirements with respect to preparing and filing the Joint Tax Election will be the sole responsibility of the Electing Shareholder. None of Exchange LP, Exchange GP or any of the members of Exchange LP will be responsible for the validity, proper completion or timely filing of a Joint Tax Election, or for any taxes, interest, penalties or other consequences under the Tax Act (or applicable provincial tax legislation) in respect thereof. Electing Shareholders wishing to make a Joint Tax Election should consult their own tax advisors without delay.

Shareholders who hold their shares through a tax-exempt account, including but not limited to registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan, registered disability savings plan, or a tax-free savings account are not an eligible Electing Shareholder and should not request Unit Consideration. Such registered plan holders should consult their own tax advisors in this regard.

Compulsory Acquisition

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition”, as amended by this Notice of Variation, Change and Extension, the Offeror and Exchange LP may, in certain circumstances, acquire Common Shares not deposited under the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA. The tax consequences to a Resident Holder of a disposition of Common Shares in such circumstances will generally be as described above under “Disposition of Common Shares for Cash and/or BIPC Shares under the Offer” and “Disposition of Common Shares for Exchangeable LP Units under the Offer” (as applicable). However, where a Resident Holder exercises their right to go to Court for a determination of fair value in a Compulsory Acquisition and is entitled to receive the fair value of their Common Shares, the proceeds of disposition will be the amount (other than interest) determined by the Court and the Resident Holder will be required to include in computing its income any interest awarded by a Court in connection with a Compulsory Acquisition.

Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, as amended by this Notice of Variation, Change and Extension, if the Offeror and Exchange LP do not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror and/or Exchange LP may propose other means of acquiring the remaining issued and outstanding Common Shares. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out.

Taxation of Capital Gains and Capital Losses

One-half of the amount of any capital gain (a “taxable capital gain”) realized in a taxation year must be included in income. One-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year must be deducted from taxable capital gains realized in that year. Allowable capital losses in excess of taxable capital gains in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year, to the extent and under the circumstances described in the Tax Act.

In the case of a Resident Holder that is a corporation, trust or partnership, the amount of any capital loss otherwise resulting from the disposition of Common Shares may be reduced by the amount of dividends previously received or deemed to be received to the extent and under the circumstances prescribed in the Tax Act.

A Resident Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) is liable to pay, in addition to tax otherwise payable under the Tax Act, a tax, a portion of which may be refundable, on certain investment income, including amounts in respect of net taxable capital gains.

Capital gains realized by individuals (other than certain trusts) may give rise to alternative minimum tax.

Holding and Disposing of BIPC Shares

A Resident Holder that may acquire BIPC Shares under the Offer is strongly encouraged to review the BIPC Annual Report under Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations – Taxation of Holders Resident in Canada” which provides a summary of the principal Canadian federal income tax consequences of holding and disposing of BIPC Shares and is also strongly encouraged to consult with its own tax advisors with respect to the tax consequences of holding and disposing of BIPC Shares.

Holding and Disposing of Exchangeable LP Units

Resident Holders who dispose of Common Shares to Exchange LP in exchange for Exchangeable LP Units under the Offer will become limited partners of Exchange LP. Such Resident Holders are referred to in this portion of the summary as “Resident Exchange LP Unitholders”.

SIFT Rules

Under the “specified investment flow through” rules in the Tax Act (the “SIFT Rules”), certain income and gains earned by a “SIFT partnership” (as defined in subsection 197(1) of the Tax Act) are subject to tax (the “SIFT Tax”) at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. Exchange GP has advised counsel that it expects that Exchange LP will be a “SIFT partnership” for each of its taxation years. As a “SIFT partnership”, Exchange LP will be subject to partnership level taxation on its “taxable non-portfolio earnings” (as defined in the Tax Act), which generally include (i) income from businesses carried on by Exchange LP in Canada, (ii) income (other than taxable dividends) from “non-portfolio property” (as defined in the Tax Act), and (iii) taxable capital gains from dispositions of “non-portfolio property”. The tax rate applied to the above-mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate” plus the “provincial SIFT tax rate” (each as defined in the Tax Act). If Exchange LP has “taxable non-portfolio earnings”, the excess of its “taxable non-portfolio earnings” over its SIFT Tax payable for a taxation year is deemed to be a dividend received by Exchange LP in the taxation year from a taxable Canadian corporation, which deemed dividend will be allocated to holders of Exchangeable LP Units in accordance with the Exchange LPA. The deemed dividend that is allocated to Resident Exchange LP Unitholders will qualify as an “eligible dividend” (as defined in the Tax Act). Exchange GP has advised counsel that it does not expect that Exchange LP will earn any material amount of income other than taxable dividends from shares of taxable Canadian corporations held by Exchange LP and other income from income-producing property that is non-portfolio property held by Exchange LP. Exchange GP does not expect that Exchange LP will be liable for any material amount of SIFT Tax for any taxation year.

This summary assumes that Exchange LP will not be liable to pay SIFT Tax in any taxation year on the basis that it is not expected to earn any “taxable non-portfolio earnings”. However, no assurance can be given in this regard. The tax consequences of holding Exchangeable LP Units described in this summary are qualified in their entirety by Exchange LP being a “SIFT partnership” for each of its taxation years but not being liable for SIFT Tax for any taxation year.

Computation of Income or Loss of Exchange LP

Each Resident Exchange LP Unitholder will be required to include in computing its income for a particular taxation year its share of the income or loss of Exchange LP, as the case may be, for its fiscal year ending in, or coincidentally with the end of, the Resident Exchange LP Unitholder’s taxation year, whether or not any of that income is distributed to the Resident Exchange LP Unitholder in the taxation year. For this purpose, the income or loss of Exchange LP will be computed for each fiscal year as if Exchange LP was a separate person resident in Canada. In computing the income or loss of Exchange LP, deductions may be claimed in respect of reasonable costs and expenses incurred by Exchange LP to earn income. The net income or loss of Exchange LP for a fiscal year will be allocated to the partners of Exchange LP in the manner set out in the Exchange LPA, subject to the detailed rules in the Tax Act in that regard.

Exchange GP expects that the income of Exchange LP will consist of taxable dividends received on the shares of taxable Canadian corporations held by Exchange LP and other income from income-producing property that is non-portfolio property held by Exchange LP. A Resident Exchange LP Unitholder’s share of taxable dividends and other income received or considered to be received by Exchange LP in a fiscal year will be treated as if it were income of the Resident Exchange LP Unitholder from that source, and any provisions of the Tax Act applicable to that type of income will apply to the Resident Exchange LP Unitholder. If Exchange LP incurs losses for tax purposes, each Resident Exchange LP Unitholder will be entitled to deduct in the computation of its income for tax purposes its share of any such losses for any fiscal year to the extent that its investment is “at-risk” within the meaning of the Tax Act. In general, the amount “at-risk” for an investor in a limited partnership for any taxation year will be the adjusted cost base of the investor’s partnership interest at the end of the year, plus any income allocated to the limited partner for the year, less any amount owing by the limited partner (or a person with whom the limited partner does not deal at arm’s length) to Exchange LP (or to a person with whom Exchange LP does not deal at arm’s length) and less the amount of any benefit that a limited partner (or a person with whom the limited partner does not deal at arm’s length) is entitled to receive or obtain for the purpose of reducing, in whole or in part, any loss of the limited partner from the investment. The Support and Exchange Agreement (as such term is defined in “Appendix A – Description of the Exchangeable LP Units”)could give rise to a benefit for purposes of the “at-risk” rules.

Disposition of Exchangeable LP Units

The disposition by a Resident Exchange LP Unitholder of an Exchangeable LP Unit, including on an exchange of Exchangeable LP Units for BIPC Shares pursuant to the exercise of the Resident Exchange LP Unitholder’s Exchange Right or the purchase of Exchangeable LP Units by BIP or a BIP Designee pursuant to the terms of the Exchangeable LP Units described in Appendix A (as such terms are defined in “Appendix A – Description of the Exchangeable LP Units”), will result in the realization of a capital gain (or capital loss) by such Resident Exchange LP Unitholder in the amount, if any, by which the proceeds of disposition of the Exchangeable LP Unit, net of any reasonable costs of disposition, exceed (or are less than) the Resident Exchange LP Unitholder’s adjusted cost base of such Exchangeable LP Unit.

The proceeds of disposition of an Exchangeable LP Unit on an exchange or purchase of Exchangeable LP Units for BIPC Shares will be equal to the fair market value of the BIPC Shares received on such exchange or purchase. In general, the adjusted cost base of a Resident Exchange LP Unitholder’s Exchangeable LP Units will be equal to: (i) the cost of the Exchangeable LP Units pursuant to the Joint Tax Election as described above (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro-rata share of Exchange LP’s income allocated to the Resident Exchange LP Unitholder for Exchange LP’s fiscal years ending before the relevant time; less (iii) the aggregate of the pro-rata share of Exchange LP’s losses allocated to the Resident Exchange LP Unitholder (other than losses that cannot be deducted because they exceed the Resident Exchange LP Unitholder’s “at-risk” amount) for Exchange LP’s fiscal years ending before the relevant time; and less (iv) the distributions received by the Resident Exchange LP Unitholder from Exchange LP before the relevant time. On a disposition of Exchangeable LP Units pursuant to the exercise of the Exchange Right by the Resident Exchange LP Unitholder or the purchase Exchangeable LP Units by BIP or a BIP Designee pursuant to the terms of the Exchangeable LP Units described in Appendix A, the proceeds of disposition of the Exchangeable LP Unit will include any Distribution Amount paid in connection with the disposition of the Exchangeable LP Unit, but the Resident Exchange LP Unitholder’s adjusted cost base of the Exchangeable LP Unit will not be reduced by such amount. Where a Resident Exchange LP Unitholder disposes of all of its Exchangeable LP Units, it will no longer be a partner of Exchange LP. If, however, a Resident Exchange LP Unitholder is entitled to receive a distribution from Exchange LP after the disposition of all of its Exchangeable LP Units, then the Resident Exchange LP Unitholder will be deemed to dispose of the Exchangeable LP Units at the later of (i) the end of Exchange LP’s fiscal year during which the disposition occurred; and (ii) the date of the last distribution made by Exchange LP to which the Resident Exchange LP Unitholder was entitled. Pursuant to the Tax Act, the pro-rata share of Exchange LP’s income (or loss) for tax purposes for a particular fiscal year which is allocated to a Resident Exchange LP Unitholder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Exchange LP Unitholder’s Exchangeable LP Units immediately prior to the time of the disposition. Resident Exchange LP Unitholders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of Exchangeable LP Units.

A Resident Exchange LP Unitholder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident Exchange LP Unitholder’s Exchangeable LP Units is negative at the end of any fiscal year of Exchange LP. In such a case, the adjusted cost base of the Resident Exchange LP Unitholder’s Exchangeable LP Units will be nil at the beginning of Exchange LP’s next fiscal year. The taxation of capital gains and capital losses under the Tax Act is discussed below under the heading, “Taxation of Capital Gains and Capital Losses”.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not and has not been a resident or deemed to be a resident of Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Common Shares under the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain, or entitled to deduct any capital loss, realized on the disposition of Common Shares to the Offeror pursuant to the Offer in exchange for cash and/or BIPC Shares unless such Common Shares constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Provided that the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at a particular time, such Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at such time unless, at any time during the sixty-month period that ends at that time: (a) (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm’s length, (iii) partnerships in which the Non-Resident Holder or any person described in (ii) holds an interest directly or indirectly through one or more partnerships, or (iv) the Non-Resident Holder together with all persons described in (ii) and (iii), owned 25% or more of any class or series of shares of IPL; and (b) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), or options or interests in respect of such property, whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

Even if such Common Shares are taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of such Common Shares will not be included in computing the Non-Resident Holder’s income for the purposes of the Tax Act if the Common Shares constitute “treaty-protected property”. Common Shares owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Common Shares would, because of an applicable income tax treaty, be exempt from tax under the Tax Act. In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Holders Resident in Canada — Disposition of Common Shares under the Offer” and “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property that is not treaty-protected property may have to file a Canadian income tax return for the year in which the disposition occurs.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property.

Holding and Disposing of BIPC Shares

A Non-Resident Holder that may acquire BIPC Shares under the Offer is strongly encouraged to review the BIPC Annual Report under Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations – Taxation of Holders Not Resident in Canada” which provides a summary of the principal Canadian federal income tax consequences of holding and disposing of BIPC Shares and is also strongly encouraged to consult with its own tax advisors with respect to the tax consequences of holding and disposing of BIPC Shares.

Compulsory Acquisition

A Non-Resident Holder will not be subject to income tax under the Tax Act on a disposition of Common Shares to the Offeror pursuant to a Compulsory Acquisition unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Common Shares are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act. Any interest awarded by a court and paid or credited by the Offeror to a Non-Resident Holder exercising its rights described under Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Compulsory Acquisition” will not be subject to Canadian withholding tax provided the interest is not “participating debt interest” as defined in the Tax Act. Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including whether their Common Shares constitute treaty-protected property.

Non-Resident Holders should consider the discussion below under “Delisting of Common Shares Following Completion of the Offer”. Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition.

Subsequent Acquisition Transaction

As described in Section 13 of the Circular, “Acquisition of Common Shares Not Deposited — Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Common Shares. The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out.

Non-Resident Holders should consider the discussion below under “Delisting of Common Shares Following Completion of the Offer”. Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Delisting of Common Shares Following Completion of the Offer

Non-Resident Holders who do not dispose of their Common Shares pursuant to the Offer are cautioned that the Common Shares may cease to be listed on the TSX following the completion of the Offer (as noted under Section 7 of the Circular, “Effects of the Offer”) and may not be listed on the TSX or any other stock exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Common Shares that are not listed on a “designated stock exchange” (as defined in the Tax Act) at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder, if at any particular time during the 60-month period that ends at that time more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil rights in, property in any of the foregoing whether or not the property exists. In addition to the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property.

If the Common Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition and are not “treaty-protected property” of the Non-Resident Holder for purposes of the Tax Act, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on a disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Furthermore, if the Common Shares are not listed on a recognized stock exchange (as defined in the Tax Act) at the time of their disposition, the notification and, in certain circumstances, the withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Holder with the result that, among other things, unless the Offeror has received a clearance certificate pursuant to section 116 of the Tax Act relating to the disposition of a Non-Resident Holder’s Common Shares the Offeror will deduct or withhold 25% from any payments made to the Non-Resident Holder and will remit such amount to the Receiver General on account of the Non-Resident Holder’s liability for tax under the Tax Act.

A Non-Resident Holder who disposes of taxable Canadian property may be required to file a Canadian income tax return for the year in which the disposition occurs.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Eligibility for Investment – Common Shares and Delisting

As noted under Section 7 of the Circular, “Effects of the Offer”, the Common Shares may cease to be listed on the TSX. If the Common Shares cease to be listed on any designated stock exchange (which includes the TSX) and IPL ceases to be a “public corporation” for purposes of the Tax Act, the Common Shares will not be qualified investments for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), or a tax-free savings account (“TFSA”). Such registered plan holders should consult their own tax advisors in this regard.

Eligibility for Investment – BIPC Shares

BIPC Shares delivered by the Offeror pursuant to the Offer will be qualified investments under the Tax Act for a trust governed by a RRSP, RRIF, RESP, RDSP, TFSA, or a deferred profit sharing plan at any particular time, provided that, at that time, the BIPC Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX). The BIPC Shares would also be a qualified investment for this purpose at any particular time where BIPC is a “public corporation” at that time as defined in the Tax Act.

Notwithstanding that a BIPC Share may be a qualified investment, a holder, annuitant or subscriber, as applicable, of a TFSA, RDSP, RRSP, RRIF or RESP will be subject to a penalty tax with respect to a BIPC Share held in the TFSA, RDSP, RRSP, RRIF or RESP if such BIPC Share, as applicable, is a “prohibited investment” for the TFSA, RDSP, RRSP, RRIF or RESP (within the meaning of the Tax Act). A BIPC Share will generally not be a prohibited investment for a TFSA, RDSP, RRSP, RRIF or RESP provided the holder, annuitant or subscriber, as applicable, of such TFSA, RDSP, RRSP, RRIF or RESP as the case may be, deals at arm’s length with BIPC and does not have a “significant interest” (as defined in the Tax Act) in BIPC. In addition, a BIPC Share will not be a prohibited investment for a TFSA, RDSP, RRSP, RRIF or RESP if such BIPC Share is “excluded property” as defined in the Tax Act for such TFSA, RDSP, RRSP, RRIF or RESP. Such Holders are encouraged to consult their own tax advisors in this regard.

10.	Manner of Acceptance

The Offer may be accepted by Electing Shareholders by delivering to the Depositary at its office in Toronto, Ontario specified in the Supplemental Letter of Transmittal (printed on BLUE paper) accompanying this Notice of Variation, Change and Extension, via courier, mail or registered mail only, so as to be received at or prior to the Expiry Time:

(a)	Certificate(s) and DRS advices representing the Common Shares in respect of which the Offer is being accepted;

(b)

a Supplemental Letter of Transmittal in the form accompanying this Notice of Variation, Change and Extension, properly completed and executed in accordance with the instructions set out in the Supplemental Letter of Transmittal (including signature guarantee if required); except where there is a change in registration or address, manually signed, email scanned or faxed copies of the Supplemental Letter of Transmittal are acceptable, for positions represented by DRS advices; and

(c)	all other documents required by the terms of the Offer and the Supplemental Letter of Transmittal.

The Offer will be deemed to be accepted by an Electing Shareholder only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Supplemental Letter of Transmittal at or prior to the Expiry Time. Alternatively, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out in Section 3 of the Original Offer to Purchase and Circular, “Manner of Acceptance”, under the heading “— Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “— Acceptance by Book-Entry Transfer”.

Electing Shareholders who have already validly deposited and not properly withdrawn their Common Shares under the Offer and who wish to elect to receive the Unit Consideration must properly complete and execute the accompanying Supplemental Letter of Transmittal (printed on BLUE paper) and deposit it, at or prior to the Expiry Time, with the Depositary at its office in Toronto, Ontario specified in the Supplemental Letter of Transmittal, in accordance with the instructions in the Supplemental Letter of Transmittal. Upon receipt by the Depositary of a properly completed and executed Supplemental Letter of Transmittal, any Letter of Transmittal previously delivered to the Depositary by the Shareholder in respect of the Common Shares set forth in the Supplemental Letter of Transmittal will be deemed to have been withdrawn by the Shareholder.

The Original Offer to Purchase and Circular is amended to add the words “and Supplemental Letter of Transmittal” or “or Supplemental Letter of Transmittal”, as the context requires, after each instance of the words “Letter of Transmittal”, and to add the words “and Supplemental Letter of Transmittal (printed on BLUE paper)” or “or Supplemental Letter of Transmittal (printed on BLUE paper)”, as the context requires, after each instance of the words “Letter of Transmittal (printed on YELLOW paper)”.

11.	Take-Up and Payment for Deposited Common Shares

The Offeror will take-up and pay for tendered Common Shares validly deposited under the Offer and not properly withdrawn in the manner set out in Section 6 of the Original Offer to Purchase, “Take-up and Payment for Deposited Common Shares”.

12.	Withdrawal of Deposited Common Shares

Applicable securities Laws provide that Shareholders may withdraw Common Shares deposited under the Offer at any time before the expiration of the date that is 10 days from the date of this Notice of Variation, Change and Extension, being 11:59 p.m. (Mountain Standard Time) on June 14, 2021.

Additionally, Shareholders have the right to withdraw Common Shares deposited under the Offer under the circumstances and in the manner set out in Section 7 of the Original Offer to Purchase, “Withdrawal of Deposited Common Shares”.

13.	Amendments and Variations to Offer Documents

The Original Offer Documents shall be read together with this Notice of Variation, Change and Extension and the Supplemental Letter of Transmittal in order to give effect to the amendments and variations to the Original Offer Documents set out herein.

14.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides security holders of IPL with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders of IPL should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

15.	Directors’ Approval

The contents of this Notice of Variation, Change and Extension have been approved, and the sending of this Notice of Variation, Change and Extension to the Shareholders has been authorized, by the board of directors of the Offeror and Exchange GP, on behalf of Exchange LP.

CERTIFICATE OF BISON ACQUISITION CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 4, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer	Name: David Krant Title: Chief Financial Officer

On behalf of the board of directors

(signed) “Brian Baker”	(signed) “Paul Hawksworth”
Name: Brian Baker Title: Director	Name: Paul Hawksworth Title: Director

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE CORPORATION

EXCHANGE LIMITED PARTNERSHIP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 4, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer	Name: David Krant Title: Chief Financial Officer

On behalf of the board of directors of its general partner, Brookfield Infrastructure Corporation Exchange GP Inc.

(signed) “Brian Baker”	(signed) “Paul Hawksworth”
Name: Brian Baker Title: Director	Name: Paul Hawksworth Title: Director

APPENDIX A

DESCRIPTION OF EXCHANGEABLE LP UNITS

Transfer Restrictions

Except as provided below, Exchangeable LP Units are not transferrable, except upon the death of a holder.

The Exchangeable LP Units may not be offered or sold within the United States or to, or for the benefit of, U.S. Persons and may only be sold outside the United States in compliance with Regulation S under the U.S. Securities Act. For this purpose, the term “U.S. Person” has the meaning ascribed to it in Regulation S under the U.S. Securities Act, which term includes a natural person resident in the United States, a corporation or partnership organized in the United States and any professional fiduciary in the United States acting on a discretionary basis for U.S. beneficial persons. The certificates representing the Exchangeable LP Units will carry the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED EXCEPT IN THE CASE OF THE DEATH OF THE HOLDER HEREOF.”

Exchange of Exchangeable LP Units by Holders

Subject to applicable Law, a holder of Exchangeable LP Units will have the right, exercisable at any time and from time to time, to require BIP to purchase (directly or through a direct or indirect subsidiary of BIP (such party designated by BIP, a “BIP Designee”) any or all Exchangeable LP Units held by such holder (the “Exchange Right”). The Exchange Right is satisfied by delivering to the holder of Exchangeable LP Units one BIPC Share for each Exchangeable LP Unit purchased, plus the full amount of all declared and unpaid distributions on the Exchangeable LP Units and all distributions declared on a BIPC Share that have not yet been paid on the Exchangeable LP Units (the “Distribution Amount”), if any. Holders of Exchangeable LP Units may exercise their Exchange Rights by presenting to BIP (or a BIP Designee) or transfer agent the certificate(s) representing the Exchangeable LP Units the holder desires to be exchanged, together with such other documents and instruments as may be required under the terms of the Exchange Rights, applicable Laws or by the transfer agent, and a duly executed exchange request specifying that the holder desires to have the number of exchanged units specified therein exchanged. A holder of exchanged Exchangeable LP Units may withdraw its exchange request, by written notice to BIP (or a BIP Designee) or transfer agent before the close of business on the Business Day immediately preceding the exchange date, in which case the exchange request will be null and void and the revocable offer constituted by the exchange request will be deemed to have been revoked.

An Electing Shareholder who receives Exchangeable LP Units pursuant to the Offer will not be eligible to exchange its Exchangeable LP Units for BIPC Shares if such Electing Shareholder resides in the United States at the time of the proposed exchange. See “Holders of Exchangeable LP Units Who Become U.S. Residents” below.

Distribution Rights on Liquidation of Exchange LP

Subject to applicable Law and the due exercise by BIP (directly or through a BIP Designee) of the Liquidation Call Right (described below), in the event of the liquidation, dissolution or winding up of Exchange LP or any other distribution of its assets among its holders for the purpose of winding up its affairs, holders of Exchangeable LP Units shall be entitled to receive from the assets of Exchange LP a liquidation payment that will be satisfied by issuance of one BIPC Share, plus the Distribution Amount, if any, for each outstanding Exchangeable LP Unit. This liquidation amount will be paid to the holders of Exchangeable LP Units before any distribution of assets of Exchange LP is made to the other partners of Exchange LP, and is subject to the exercise by BIP (or a BIP Designee) of the Liquidation Call Right.

Final Exchange of Exchangeable LP Units by Exchange LP

BIP will have the right, commencing on the tenth anniversary of the Effective Date, to purchase (directly or through a BIP Designee) all of the then outstanding Exchangeable LP Units in exchange for one BIPC share for each outstanding Exchangeable LP Unit, plus the Distribution Amount, if any. The final exchange date may be accelerated if one of the conditions described in the paragraphs below is met.

The board of directors of Exchange GP may accelerate the final exchange date in the event that:

(a) fewer than 5% of the total number of Exchangeable LP Units issued on all Take-Up Dates (other than Exchangeable LP Units held by BIP or its direct or indirect subsidiaries and subject to necessary adjustments to the number of units to reflect permitted changes to Exchangeable LP Units) are outstanding; or

(b) (i) any person, firm or corporation acquires more than 90% of the BIP Units in a take-over bid; (ii) the unitholders of BIP approve a liquidation of BIP; (iii) the unitholders of BIP approve an acquisition of BIP by way of arrangement or amalgamation; or (iv) BIP sells or disposes of all or substantially all of its assets, and the board of directors of Exchange GP determines that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable LP Units in connection with such transaction and that the purchase by BIP (directly or through a BIP Designee) of all but not less than all of the outstanding Exchangeable LP Units is necessary to enable the completion of such transaction; or

(c) BIPC gives written notice to holders of BIPC Shares of its intention to redeem all of the then outstanding BIPC Shares.

Liquidation Call Right

BIP has an overriding right, in the event of and notwithstanding a proposed liquidation, dissolution or winding up of Exchange LP, to acquire (directly or through a BIP Designee) all but not less than all of the Exchangeable LP Units then outstanding (other than Exchangeable LP Units held by BIP or its direct or indirect subsidiaries) (the “Liquidation Call Right”). The purchase price under the Liquidation Call Right is satisfied by delivering to the holder of Exchangeable LP Units one BIPC Share for each Exchangeable LP Unit purchased plus the Distribution Amount, if any. Upon the exercise by BIP of the Liquidation Call Right, the holders will be obligated to transfer their Exchangeable LP Units to BIP (or a BIP Designee) for the purchase price. The acquisition by BIP (directly or through a BIP Designee) of all of the outstanding Exchangeable LP Units upon the exercise of the Liquidation Call Right will occur on the effective date of the voluntary or involuntary liquidation, dissolution or winding up of Exchange LP.

To exercise the Liquidation Call Right, BIP must notify the transfer agent in writing, as agent for the holders of the Exchangeable LP Units and Exchange LP of BIP’s intention to exercise this right at least 30 days before the liquidation date in the case of a voluntary liquidation, dissolution or winding up of Exchange LP and at least five Business Days before the liquidation date in the case of an involuntary liquidation, dissolution or winding up of Exchange LP. The transfer agent will notify the holders of Exchangeable LP Units as to whether or not BIP has exercised the Liquidation Call Right after the earlier of (a) the date notice of exercise has been provided to the transfer agent and (b) the expiry of the date by which the same may be exercised by BIP. If BIP exercises the Liquidation Call Right, BIP will purchase (directly or through a BIP Designee) and the holders will sell all of the Exchangeable LP Units on the liquidation date for an amount equal to the liquidation call price as described in the preceding paragraph.

Effect of Call Rights Exercise

If BIP exercises its Liquidation Call Right, BIPC Shares will be delivered to holders of Exchangeable LP Units and BIP (or a BIP Designee) will become the holder of the Exchangeable LP Units. If BIP declines to exercise the Liquidation Call Right when applicable, BIP will be required, under the Support and Exchange Agreement (as defined below), to deliver or cause to be delivered BIPC Shares to the holders of Exchangeable LP Units.

Voting Rights

Holders of Exchangeable LP Units do not have any voting rights in respect of Exchange LP, other than as set out below under the heading “Amendment and Approval”. The LP Units (held by LP Co) have 100% of the voting rights of limited partners of Exchange LP.

Distributions

Holders of Exchangeable LP Units will be entitled to receive distributions in the same amount as distributions, if any, paid from time to time by BIPC on BIPC Shares. The declaration date, record date and payment date for distributions on the Exchangeable LP Units will be the same as that for any corresponding distributions on BIPC Shares. Exchange LP will fund distributions on the Exchangeable LP Units by a combination of: (i) dividends on shares of BIP Investment Corporation held directly or indirectly by Exchange LP; (ii) income from other income-producing property held by Exchange LP; and (iii) payments made by BIP pursuant to the Support and Exchange Agreement.

Ranking

Holders of Exchangeable LP Units will be entitled to a preference over holders of LP Units of Exchange LP and any other securities ranking junior to the Exchangeable LP Units with respect to the payment of distributions and the distribution of assets in the event of the liquidation, dissolution or winding up of Exchange LP, whether voluntary or involuntary, or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs.

Residency Restrictions

Exchangeable LP Units shall not be issued to any Shareholder that is not, at the time of issuance, resident in Canada (or, if the Shareholder is a partnership, that is not a “Canadian partnership” within the meaning of the Tax Act) or that is, at the time of issuance, exempt from tax under the Tax Act (in each case, a “Prohibited Holder”). Any purported issuance of Exchangeable LP Units to a Prohibited Holder shall not be valid or effective, and any such Prohibited Holder shall be deemed not to have been issued Exchangeable LP Units nunc pro tunc and shall be entitled to receive the Cash Consideration in lieu thereof.

Certain Other Restrictions

Except with the approval of the holders of the Exchangeable LP Units, Exchange LP will not be permitted to:

(a) pay any distributions on LP Units or any other securities of Exchange LP ranking junior to the Exchangeable LP Units, other than distributions-in-kind payable in LP Units or in any such other securities of Exchange LP ranking junior to the Exchangeable LP Units, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of LP Units or any other securities of Exchange LP ranking junior to the Exchangeable LP Units with respect to the payment of distributions or the distribution of the assets in the event of a liquidation, dissolution or winding up of Exchange LP, whether voluntary or involuntary, or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs;

(c) redeem or purchase or make any capital distribution in respect of any other securities of Exchange LP ranking equally with the Exchangeable LP Units with respect to the payment of distributions or the distribution of assets in the event of the liquidation, dissolution or winding up of Exchange LP, whether voluntary or involuntary, or any other distribution of the assets of Exchange LP among its holders for the purpose of winding up its affairs; or

(d) issue any securities other than Exchangeable LP Units, general partnership units, LP Units and any other securities ranking junior to the Exchangeable LP Units, other than by way of distributions-in-kind to holders of Exchangeable LP Units;

unless, in the case of (a), (b) or (c) above, all distributions on the outstanding Exchangeable LP Units corresponding to distributions declared and paid to date on the BIPC Shares have been declared and paid in full on the Exchangeable LP Units and in the case of (b) or (c) above, any liquidation price payable by Exchange LP to the holders of the Exchangeable LP Units has been paid or the Liquidation Call Right has been exercised.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable LP Units may be added to, changed or removed in a manner detrimental to holders of Exchangeable LP Units only with the approval of the holders of the Exchangeable LP Units. Any approval given by the holders of the Exchangeable LP Units to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable LP Units or any other matter requiring the approval or consent of the holders of the Exchangeable LP Units shall be deemed to have been sufficiently given if it has been given in accordance with applicable Law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than 66 2/3% of the votes cast on such resolution (excluding Exchangeable LP Units beneficially owned by BIP or any of its direct or indirect subsidiaries) at a meeting of holders of Exchangeable LP Units duly called and held at which the holders of at least 10% of the outstanding Exchangeable LP Units at that time are present or represented by proxy.

Support and Exchange Agreement

The following is a summary of some of the material terms and conditions of a support and exchange agreement (the “Support and Exchange Agreement”) to be entered into between BIP, BIPC, Exchange LP, Exchange GP and LP Co, and is qualified in its entirety by reference to the full text of the Support and Exchange Agreement.

Under the Support and Exchange Agreement, the parties thereto will covenant that, so long as Exchangeable LP Units not owned by BIP or its direct or indirect subsidiaries are outstanding, among other things:

(a) BIPC will not declare or pay any distribution on the BIPC Shares unless on the same day Exchange LP declares or pays, as the case may be, an equivalent distribution on the Exchangeable LP Units;

(b) BIP will take all actions reasonably necessary to ensure that Exchange LP has sufficient funds to declare or pay, as the case may be, such an equivalent distribution on the Exchangeable LP Units;

(c) BIPC will advise Exchange LP sufficiently in advance of the declaration of any distribution on the BIPC Shares and take other actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the Exchangeable LP Units are the same as those for any corresponding distributions on the BIPC Shares;

(d) BIPC will ensure that the record date for any distribution declared on the BIPC Shares is not less than ten Business Days after the declaration date of such distribution (or such shorter time period as may be permitted by law); and

(e) BIP will (and may cause any of BIPC, Exchange GP and LP Co to ) take all actions reasonably necessary to ensure that: (i) the requisite number of BIPC Shares are delivered to the applicable holders of Exchangeable LP Units in the event of an exchange request by a holder of Exchangeable LP Units, a liquidation, dissolution or winding up of Exchange LP or a final exchange of Exchangeable LP Units by Exchange LP.

The Support and Exchange Agreement will also provide that, without the prior approval of Exchange LP and the holders of Exchangeable LP Units, BIPC will not distribute additional BIPC Shares or rights to subscribe therefor or other property or assets to all or substantially all holders of BIPC, change any of the rights, privileges or other terms of BIPC Shares, or change the then outstanding number of BIPC Shares into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the Exchangeable LP Units (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting BIPC Shares, BIP and Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of Exchangeable LP Units to participate in such transaction to the same extent and on an economically equivalent basis as the holders of BIPC Shares, without discrimination.

The Support and Exchange Agreement will also provide that, as long as any outstanding Exchangeable LP Units are owned by any person or entity other than BIP or any of its direct or indirect subsidiaries, BIP will, unless approval to do otherwise is obtained from the holders of the Exchangeable LP Units, remain the direct or indirect beneficial owner of all of the issued and outstanding limited partnership units of Exchange LP.

Under the Support and Exchange Agreement, BIP will not exercise, and will prevent its direct and indirect subsidiaries from exercising, any voting rights attached to the Exchangeable LP Units owned by BIP or its direct or indirect subsidiaries on any matter considered at meetings of holders of Exchangeable LP Units (including any approval sought from such holders in respect of matters arising under the Support and Exchange Agreement).

The Support and Exchange Agreement may not be amended without the approval of the holders of the Exchangeable LP Units, except in limited circumstances.

Automatic Exchange Upon Liquidation of BIPC

In the event of the liquidation, dissolution or winding up of BIPC or any other distribution of BIPC’s assets among its holders for the purpose of winding up its affairs, all of the then outstanding Exchangeable LP Units will be automatically exchanged for BIPC Shares. To effect an automatic exchange, BIP will purchase (directly or through a BIP Designee) all of the Exchangeable LP Units from the holders on (or immediately before) the effective date of a BIPC liquidation. In such event, the purchase price payable for each Exchangeable LP Unit will be satisfied by the delivery of one BIPC Share plus the Distribution Amount, if any.

Reporting Issuer Obligations

Exchange LP will satisfy its disclosure obligations by providing all disclosure materials distributed to holders of BIPC Shares to holders of Exchangeable LP Units. The Exchangeable LP Units will not be listed on a stock exchange or other public market.

Holders of Exchangeable LP Units Who Become U.S. Residents

An Electing Shareholder who receives Exchangeable LP Units pursuant to the Offer will not be eligible to exchange its Exchangeable LP Units for BIPC Shares if such Electing Shareholder resides in the United States at the time of the proposed exchange. If a holder of Exchangeable LP Units is ineligible to exchange its Exchangeable LP Units because of its U.S. residency, BIP will sell (or will cause to be sold) the equivalent number of BIPC Shares on the TSX and remit the proceeds in cash to the Electing Shareholder in exchange for the Exchangeable LP Units.

The Information Agent and Depositary for the Offer is:

Laurel Hill Advisory Group

70 University Avenue, Suite 1440

Toronto, ON M5J 2M4

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside of North America:

1-416-304-0211

E-mail:

assistance@laurelhill.com

FOR DEPOSITING SHARES

By E-mail:

ipl-offer@laurelhill.com

By Facsimile:

1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

Any questions or requests for assistance or additional copies of this Letter of Transmittal and the Offer to Purchase and Circular may be directed by the Shareholders to the Information Agent and Depositary as set out above. You may also contact your broker or other intermediary for assistance concerning the Offer. To keep current with further developments and information about the Offer, visit www.ipl-offer.com.